Filed pursuant to Rule 424(b)(5)
Registration No. 333-73242

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED NOVEMBER 19, 2001)

6,500,000 Shares

6.375% Noncumulative Monthly Income Preferred Stock, 2003 Series A

      Popular, Inc. is offering to the public 6,500,000 shares of its 6.375% Noncumulative Monthly Income Preferred Stock, 2003 Series A. The 2003 Series A Preferred Stock has the following characteristics:

•	Annual dividends of $1.59375 per share, payable monthly, if declared by the board of directors or a committee thereof. Missed dividends never have to be paid.

•	Redeemable at Popular, Inc.’s option beginning on March 31, 2008.

•	No mandatory redemption or stated maturity.

      There is currently no public market for the 2003 Series A Preferred Stock. The 2003 Series A Preferred Stock has been approved for quotation on the Nasdaq National Market under the symbol “BPOPO.” Trading of the 2003 Series A Preferred Stock on the Nasdaq National Market is expected to commence approximately 30 days after the initial delivery of the 2003 Series A Preferred Stock.

      Investing in these securities involves risks. See “Risk Factors” on page S-6 of this prospectus supplement.

	Per Share	Total
Public offering price	$25.0000	$162,500,000
Underwriting discounts and commissions	$0.7875	$5,118,750
Proceeds, before expenses, to Popular, Inc.	$24.2125	$157,381,250

      Popular, Inc. has granted the underwriters a 30-day option to purchase an additional 975,000 shares of the 2003 Series A Preferred Stock to cover over-allotments at $25.00 per share less underwriting discounts and commissions.

      Neither the Securities and Exchange Commission nor any State or Commonwealth of Puerto Rico securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

      These securities are not savings accounts, deposits or obligations of Banco Popular de Puerto Rico or of any other bank or nonbank subsidiary of Popular, Inc., and are not insured by the FDIC or any other governmental agency and may lose value.

POPULAR SECURITIES

UBS PAINEWEBBER INCORPORATED OF PUERTO RICO

SALOMON SMITH BARNEY

SANTANDER SECURITIES

ORIENTAL FINANCIAL SERVICES

R-G INVESTMENTS CORPORATION

BBVA CAPITAL MARKETS

KEEFE, BRUYETTE & WOODS, INC.

The date of this prospectus supplement is February 21, 2003

Summary
Popular, Inc.
The Offering
Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Risk Factors
Dividends will not be paid unless declared by the board of directors or a committee thereof
Missed dividends never have to be paid
Banking regulations may restrict Popular, Inc.’s ability to pay dividends
Recent Developments
Forward-looking Statements
Use of Proceeds
Capitalization
Selected Consolidated Financial and Other Data
Summary of Certain Terms of the 2003 Series A Preferred Stock
Taxation
Puerto Rico Taxation
United States Taxation
Underwriting
Legal Matters
Experts
Popular, Inc.
Popular International Bank, Inc.
Popular North America, Inc.
Consolidated Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends of Popular, Inc.
Use of Proceeds
Description of Debt Securities We May Offer
Description of Preferred Stock
Validity of Offered Securities
Experts
Plan of Distribution
Where You Can Find More Information
Incorporation of Information We File with the SEC

      You should rely only on the information incorporated by reference or contained in this prospectus supplement and the accompanying prospectus. Neither Popular, Inc. nor any underwriter has authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. Popular, Inc. and the underwriters are offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted. You should not assume that the information included in this prospectus supplement or in the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus or that any information incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Popular, Inc.’s business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUPPLEMENT

PROSPECTUS

      This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering.

      If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Summary

       This summary highlights information contained elsewhere in this prospectus supplement. You should read the entire prospectus supplement and the accompanying prospectus, including the information incorporated by reference and the “Risk factors” section on page S-6 of this prospectus supplement.

      Unless otherwise stated, all information in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option to purchase any of the 975,000 shares subject to that option.

Popular, Inc.

      Popular, Inc. is a diversified, publicly owned bank holding company and the largest locally based financial institution in Puerto Rico. Popular, Inc. is registered under the Bank Holding Company Act, subject to supervision and regulation by the Board of Governors of the Federal Reserve System and has elected to be treated as a financial holding company under the Bank Holding Company Act, as amended by the Gramm-Leach-Bliley Act. Popular, Inc. was incorporated in 1984 under the laws of the Commonwealth of Puerto Rico.

      Popular, Inc.’s principal subsidiary, Banco Popular de Puerto Rico, was incorporated in 1893 and is Puerto Rico’s largest bank. A consumer-oriented bank, Banco Popular de Puerto Rico has the largest retail franchise and the largest trust operation in Puerto Rico. Banco Popular de Puerto Rico also operates branches in the U.S. Virgin Islands, the British Virgin Islands and New York. Banco Popular de Puerto Rico’s deposits are insured under the Bank Insurance Fund of the Federal Deposit Insurance Corporation.

      Banco Popular de Puerto Rico has three subsidiaries: Popular Auto, Inc., Puerto Rico’s largest vehicle financing, leasing and daily rental company; Popular Finance, Inc., a small-loan and second mortgage company in Puerto Rico; and Popular Mortgage, Inc., a mortgage loan company in Puerto Rico.

      Popular, Inc. has three other principal subsidiaries: Popular Securities, Inc., GM Group, Inc. and Popular International Bank, Inc. Popular, Inc. also owns an 85% investment in Levitt Mortgage Holding Corporation, a mortgage banking organization with operations in Puerto Rico.

      Popular Securities, Inc. is a securities broker-dealer in Puerto Rico with financial advisory, investment banking and securities brokerage operations for institutional and retail customers. GM Group, Inc. provides electronic data processing and consulting services, sale and rental of electronic data processing equipment and sale and maintenance of computer software to clients in the United States, the Caribbean and Latin America through offices in Puerto Rico, Miami, Venezuela and the Dominican Republic. Popular International Bank, Inc. owns all the outstanding shares of Popular North America, Inc., ATH Costa Rica, CreST, S.A. and Popular Insurance V.I., Inc. It also owns a minority interest in Centro Financiero BHD, S.A., a diversified financial company in the Dominican Republic. Popular North America functions as a holding company for Popular, Inc.’s mainland U.S. operations. Popular North America, Inc. has five wholly owned direct subsidiaries: Banco Popular North America, Inc., a full service commercial bank incorporated in New York State which in turn owns leasing and insurance agency subsidiaries; Equity One, Inc., a diversified consumer finance company; Popular Cash Express, Inc., a retail financial services company; BanPonce Trust I, a statutory business trust; and Banco Popular, National Association, a national bank headquartered in Orlando, Florida. Banco Popular, National Association, commenced operations as a full service commercial bank on July 1, 2000. Popular Insurance, Inc., a wholly owned non-bank subsidiary of Banco Popular, National Association, and an indirect subsidiary of Popular North America, Inc., also commenced operations on July 1, 2000. Popular Insurance, Inc. is a general insurance agency that offers insurance products in Puerto Rico.

      Popular, Inc.’s principal executive offices are located at 209 Munoz Rivera Avenue, Hato Rey, Puerto Rico 00918, and its telephone number is (787) 765-9800.

The Offering

2003 Series A Preferred Stock Offered	6,500,000 shares; 7,475,000 shares if the underwriters exercise their over-allotment option in full.

Offering Price	$25 per share.

Liquidation Preference	If Popular, Inc. is liquidated or dissolved, you will be entitled to receive $25 per share plus accrued dividends for the current month from any assets available for distribution after payment of all claims due to creditors of Popular, Inc. You will be paid before any of Popular, Inc.’s assets are distributed to holders of common stock or any stock ranking junior to the 2003 Series A Preferred Stock.

Dividends	Dividends will be paid on the last day of each month beginning on March 31, 2003. The board of directors or a committee thereof must approve each dividend payment and any payment it does not approve never has to be paid. The annual dividend rate is equal to 6.375% of the liquidation preference per share.

No Voting Rights	You will not have any voting rights, except as described on page S-18 of this prospectus supplement.

Redemption at Popular, Inc.’s Option	The 2003 Series A Preferred Stock may be redeemed beginning on March 31, 2008 at Popular, Inc.’s option. Redemption prices are discussed on page S-16 of this prospectus supplement.

No Maturity Date or Mandatory Redemption	The 2003 Series A Preferred Stock does not have a maturity date. Popular, Inc. is not required to provide for the retirement of the 2003 Series A Preferred Stock by mandatory redemption or sinking fund payments.

Rank	The 2003 Series A Preferred Stock ranks senior to the common stock of Popular, Inc. for purposes of dividend rights and the distribution of assets upon liquidation. Popular, Inc. may not issue preferred stock ranking senior to the 2003 Series A Preferred Stock without the approval of holders of at least two-thirds of the 2003 Series A Preferred Stock.

Nasdaq National Market Symbol	The 2003 Series A Preferred Stock has been approved for quotation on the Nasdaq National Market under the symbol “BPOPO.” Trading of the 2003 Series A Preferred Stock on the Nasdaq National Market is expected to commence approximately 30 days after the initial delivery of the 2003 Series A Preferred Stock.

Consolidated Ratios of Earnings to Combined Fixed Charges

and Preferred Stock Dividends

       The ratios shown below measure Popular, Inc.’s ability to generate sufficient earnings to pay the fixed charges or expenses of its debt and dividends on its preferred stock. The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing earnings by combined fixed charges and preferred stock dividends.

		Year ended December 31,
	Nine months ended
	September 30, 2002	2001	2000	1999	1998	1997

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Including Interest on Deposits	1.5x	1.4x	1.3x	1.4x	1.4x	1.4x
Excluding Interest on Deposits	2.1x	1.8x	1.6x	1.7x	1.8x	1.8x

      For purposes of computing the consolidated ratios of earnings to combined fixed charges and preferred stock dividends, earnings consist of pre-tax income plus fixed charges. Fixed charges represent all interest expense (ratios are presented both excluding and including interest on deposits), the portion of net rental expense which is deemed representative of the interest factor and the amortization of debt issuance expense.

      The term “preferred stock dividends” is the amount of pre-tax earnings that is required to pay dividends on Popular, Inc.’s outstanding preferred stock.

Risk Factors

       You should carefully consider the following factors and other information in this prospectus supplement and the accompanying prospectus, including the information incorporated by reference in this prospectus, before deciding to invest in the 2003 Series A Preferred Stock.

Dividends will not be paid unless declared by the board of directors or a committee thereof

      Monthly dividends will only be paid if declared by Popular, Inc.’s board of directors or a committee thereof. Neither the board of directors nor a committee thereof is obligated or required to declare monthly dividends.

Missed dividends never have to be paid

      If Popular, Inc.’s board of directors or a committee thereof does not declare a dividend for a particular month, those dividends never have to be paid.

Banking regulations may restrict Popular, Inc.’s ability to pay dividends

      The principal source of cash flow for Popular, Inc. is dividends from Banco Popular de Puerto Rico. Various statutory provisions limit the amount of dividends Banco Popular de Puerto Rico may pay to Popular, Inc. without regulatory approval. As a member bank subject to the regulation of the Federal Reserve Board, Banco Popular de Puerto Rico must obtain the approval of the Federal Reserve Board for any dividend if the total of all dividends declared by the member bank in any calendar year would exceed the total of its net profits, as defined by the Federal Reserve Board, for that year, combined with its retained net profits for the preceding two years. In addition, a member bank may not pay a dividend in an amount greater than its undivided profits then on hand after deducting its losses and bad debts. At September 30, 2002, Banco Popular de Puerto Rico could have declared a dividend of approximately $138.4 million without the approval of the Federal Reserve Board.

Recent Developments

Discussion of Unaudited Results for Quarter and Year Ended December 31, 2002

      On January 16, 2003, Popular, Inc. released its unaudited earnings for the quarter and year ended December 31, 2002. The consolidated financial and other data set forth below for the quarters ended December 31, 2002 and 2001 and the year ended December 31, 2002 is unaudited.

	Quarter Ended
	December 31,		Year Ended December 31,

	2002	2001	2002	2001

	(Dollars in thousands, except per share data)
Income Statement Data:
Interest income	$513,869	$505,022	$2,023,797	$2,095,862
Interest expense	210,588	222,692	843,468	1,018,877
Net interest income	303,281	282,330	1,180,329	1,076,985
Provision for loan losses	50,049	58,495	205,570	213,250
Securities, trading and derivatives gains (losses)	688	(14,399)	(24,231)	(21,982)
Other income	140,100	128,813	547,909	493,570
Operating expenses	282,326	239,855	1,029,002	926,209
Net income	80,829	75,553	351,932	304,538
Net income per common share (basic and diluted) (before and after cumulative effect of accounting change)	0.61	0.54	2.61	2.17
Period End Balances:
Loans (less unearned income)(1)	$19,582,119	$18,168,551	$19,582,119	$18,168,551
Allowance for loan losses	372,797	336,632	372,797	336,632
Earning assets	31,899,765	29,139,288	31,899,765	29,139,288
Total assets	33,660,352	30,744,676	33,660,352	30,744,676
Deposits	17,614,740	16,370,042	17,614,740	16,370,042
Total interest-bearing liabilities	27,203,321	24,676,422	27,203,321	24,676,422
Stockholders’ equity	2,410,879	2,272,818	2,410,879	2,272,818
Performance Ratios:
Net interest yield (taxable equivalent basis)	4.18%	4.47%	4.26%	4.40%
Return on average total assets	0.96	1.03	1.11	1.09
Return on average common equity	14.64	14.08	16.29	14.84
Capital Ratios:
Tier 1 capital to risk adjusted assets	9.85%	9.96%	9.85%	9.96%
Total capital to risk adjusted assets	11.52	11.74	11.52	11.74
Leverage ratio	6.19	6.46	6.19	6.46
Asset Quality Ratios:
Non-performing assets to total assets at end of period	1.60%	1.49%	1.60%	1.49%
Non-performing loans to total loans at end of period	2.55	2.35	2.55	2.35
Allowance for loan losses to total loans at end of period	1.90	1.85	1.90	1.85
Allowance for loan losses to total non-performing loans at end of period	74.58	78.88	74.58	78.88
Net charge-offs to average loans	0.66	1.10	0.92	0.99

(1) Includes loans held-for-sale.

     The following table presents a reconciliation between reported net income and net income per common share (basic and diluted) for the quarter and year ended December 31, 2001 and net income and net income per common share for such periods adjusted to exclude the goodwill amortization expense recognized in the period prior to the adoption of SFAS No. 142 on January 1, 2002. For a discussion of SFAS No. 142, see page S-14 of this prospectus supplement.

	Quarter Ended		Year Ended
	December 31,		December 31,

	2002	2001	2002	2001

	(Dollars in thousands, except for per share data)
Reported net income	$80,829	$75,553	$351,932	$304,538
Effect of goodwill amortization expense, net of impact on profit sharing expense and related tax	—	4,128	—	16,526

Adjusted net income	$80,829	$79,681	$351,932	$321,064

Reported net income per common share (basic and diluted)	$0.61	$0.54	$2.61	$2.17
Effect of goodwill amortization expense, net of impact on profit sharing expense and related tax	—	0.03	—	0.12

Adjusted net income per common share	$0.61	$0.57	$2.61	$2.29

      Results of Operations. Popular, Inc.’s net income for the year ended December 31, 2002 was $351.9 million, or $2.61 per common share, basic and diluted, compared to $304.5 million, or $2.17 per common share, for 2001, which represents an increase of 16% and 20%, respectively. Popular, Inc.’s net income for the quarter ended December 31, 2002 was $80.8 million, or $0.61 per common share, basic and diluted, compared to $75.6 million, or $0.54 per common share, for the comparable period of 2001.

      Popular, Inc.’s results of operations for the year ended December 31, 2002, compared to 2001, reflected a growth of $103.3 million in net interest income, along with an increase of $54.3 million in non-interest income, excluding securities, trading and derivative transactions, partly offset by increases of $102.8 million in operating expenses and $12.0 million in income taxes. For the quarter ended December 31, 2002, Popular, Inc.’s results of operations reflect increases of $21.0 million in net interest income and $11.3 million in non-interest income, excluding income from securities, trading and derivative transactions, offset by increases of $42.5 million in operating expenses and $7.9 million in income taxes, compared to the same quarter of 2001. Derivative gains amounted to $2.0 million for the quarter ended December 31, 2002, compared with losses of $13.1 million for the fourth quarter of 2001. Operating expenses for the quarter and year ended December 31, 2002 include an expense of $21.6 million related to the resolution of an investigation by Federal authorities as described below under “Settlement of Federal Investigation.”

      Popular, Inc.’s net interest income for the quarter and year ended December 31, 2002 was $303.3 million and $1.2 billion, respectively, compared to $282.3 million and $1.1 billion for the respective periods of 2001, which represents increases of 7% and 10%, respectively. The increase in net interest income for the year ended December 31, 2002, compared to 2001, resulted primarily from the increase in Popular, Inc.’s average earning assets, which increased by $3.8 billion compared with the prior year. Popular, Inc.’s net interest yield on a taxable equivalent basis decreased to 4.26% for 2002, from 4.40% in 2001.

      Popular, Inc.’s provision for loan losses totaled $50.0 million and $205.6 million for the quarter and year ended December 31, 2002, respectively, compared to $58.5 million and $213.2 million for the respective periods of 2001. The decrease in the provision for loan losses was influenced by the fact that the primary growth in Popular, Inc.’s loan portfolio has been in mortgage loans, which historically have a lower credit risk than other unsecured loans, as well as a decline in the ratio of net charge-offs to average loans.

      Non-interest income, excluding securities, trading and derivative transactions, for the quarter and year ended December 31, 2002 increased by 9% and 11%, respectively, compared to the quarter and year ended December 31, 2001, to $140.1 million and $547.9 million, respectively. The increases in non-interest income for the year ended December 31, 2002 were mainly the result of increased service charges on deposit accounts and other service fees, as well as higher gains on sales of loans.

      Operating expenses for the quarter and year ended December 31, 2002 amounted to $282.3 million and $1.0 billion, respectively, compared to $239.9 million and $926.2 million for the comparable periods of 2001, representing an increase of 18% and 11% respectively. For the year ended December 31, 2002, personnel costs, the largest category of operating expenses, rose 15%, compared to 2001, mainly as a result of higher salaries, incentives, profit sharing and pension and post-retirement costs. The results for the fourth quarter and year ended December 31, 2002 also include the expense of $21.6 million related to the settlement described below. Partially offsetting the increase in operating expenses was a decrease in the amortization of goodwill of $17.3 million due to the adoption of SFAS No. 142.

      Financial Condition. As of December 31, 2002, Popular, Inc.’s total assets were $33.7 billion, an increase of $3.0 billion or 9% compared to $30.7 billion as of December 31, 2001. Total assets at September 30, 2002 were $32.8 billion. Earning assets were $31.9 billion at December 31, 2002, compared to $29.1 billion at December 31, 2001 and $31.2 billion at September 30, 2002. Total loans amounted to $19.6 billion at December 31, 2002, compared to $18.2 billion at December 31, 2001 and $19.3 billion at September 30, 2002.

      The allowance for loan losses as of December 31, 2002 amounted to $373 million, or 1.90% of total loans, compared to $337 million, or 1.85% of total loans, as of December 31, 2001. As of September 30, 2002, the allowance for loan losses was $354 million, or 1.84% of total loans. At December 31, 2002, the allowance for loan losses as a percentage of non-performing loans was 74.58%, compared with 78.88% at December 31, 2001 and 71.84% at September 30, 2002. The reduction in the ratio of the allowance for loan losses to non-performing loans reflects the changing composition of the loan portfolio, as most of its growth was realized in mortgage loans, which historically have resulted in lower losses than other loans not secured by real estate. Non-performing assets totaled $539 million at December 31, 2002, compared to $458 million at December 31, 2001 and $527 million at September 30, 2002. Non-performing mortgage loans amounted to $279 million, or 52% of non-performing assets at December 31, 2002, and $177 million, or 39% of non-performing assets, at December 31, 2001, an increase of 58%. Commercial and construction non-performing loans decreased by $29 million since December 31, 2001.

      Total deposits were $17.6 billion at December 31, 2002, compared with $16.4 billion at December 31, 2001, an increase of $1.2 billion or 8%. Interest-bearing deposits increased $1.2 billion or 9%, mostly in savings and time deposits. Total deposits were $17.1 billion at September 30, 2002. Borrowed funds, including subordinated notes and capital securities, amounted to $13.0 billion at December 31, 2002, compared with $11.6 billion at the same date the previous year. At September 30, 2002, borrowed funds totaled $12.8 billion. Borrowed funds were used primarily to finance loan growth and investment portfolio opportunities.

      At December 31, 2002, stockholders’ equity was $2.4 billion, compared with $2.3 billion at December 31, 2001 and September 30, 2002. The increase in equity since December 31, 2001 resulted from earnings retention and favorable changes in the market value of securities available-for-sale. These unrealized gains on securities, net of deferred taxes, amounted to $208 million at December 31, 2002, compared with net unrealized gains of $82 million a year ago. The growth in stockholders’ equity was partially offset by the redemption of $100 million of Popular, Inc.’s preferred stock and the repurchase of 4.3 million shares of common stock for $139 million during 2002.

Settlement of Federal Investigation

      On January 16, 2003, the U.S. District Court for the District of Puerto Rico approved a Deferred Prosecution Agreement among Banco Popular de Puerto Rico, the U.S. Department of Justice, the Board of Governors of the Federal Reserve System, and the Financial Crimes Enforcement Network of the U.S. Department of the Treasury (“FinCEN”). The Agreement concludes an investigation relating principally to the circumstances surrounding the activities of a former customer of Banco Popular de Puerto Rico, including Banco Popular de Puerto Rico’s reporting and compliance efforts, as well as certain other customers. The former customer has plead guilty to money laundering, including in connection with transactions made through an account at Banco Popular de Puerto Rico. No current or former Banco Popular de Puerto Rico officer, director or employee has been charged with a crime or accused of benefitting financially from the transactions described in the Agreement.

      Under the Deferred Prosecution Agreement, Banco Popular de Puerto Rico agreed to the filing of a one-count information charging it with failure to file suspicious activity reports in a timely and complete manner. The Agreement provides for Banco Popular de Puerto Rico to forfeit $21.6 million to the United States, and resolves all claims the United States, FinCEN or the Federal Reserve may have against Banco Popular de Puerto Rico arising from the matters that were subject to investigation.

      This settlement also terminates the Written Agreement Banco Popular de Puerto Rico signed with the Federal Reserve Bank of New York on March 9, 2000, which required enhancements to Banco Popular de Puerto Rico’s anti-money laundering and Bank Secrecy Act program. The Federal Reserve found Banco Popular de Puerto Rico to be fully compliant with the Written Agreement on November 26, 2001. Finally, the Deferred Prosecution Agreement provides that the court will dismiss the information and the Deferred Prosecution Agreement will expire 12 months following the settlement, provided that Banco Popular de Puerto Rico complies with its obligations under the Agreement.

      On February 19, 2003, a derivative action was filed by a shareholder of Popular, Inc. in the United States District Court for the District of Puerto Rico in connection with the above-described matters against certain current and former directors of Popular, Inc. alleging that the defendants breached their fiduciary duties by failing to take the necessary steps to comply with the Bank Secrecy Act and to implement sufficient controls to permit them to exercise their oversight responsibilities and ensure compliance with Federal and state laws. The action seeks, on behalf of Popular, Inc., monetary damages from the defendants and attorneys’ fees. Popular, Inc. does not expect that the foregoing civil action will have a material impact on Popular Inc.’s operations or consolidated financial statements.

Forward-looking Statements

       This prospectus supplement and the accompanying prospectus, including information incorporated by reference, contain certain forward-looking statements with respect to the adequacy of the allowance for loan losses, Popular, Inc.’s market risk and the effect of legal proceedings on Popular, Inc.’s financial condition and results of operations. These forward-looking statements involve certain risks, uncertainties, estimates and assumptions by management.

      Various factors could cause actual results to differ from those contemplated by such forward-looking statements. With respect to the adequacy of the allowance for loan losses and market risk, these factors include, among others:

•	the rate of growth in the economy,

•	the relative strength or weakness in the consumer and commercial credit sectors and in the real estate markets,

•	the performance of the stock and bond markets,

•	possible new bank regulations, and

•	the magnitude of interest rate changes.

      Moreover, the outcome of litigation is inherently uncertain and depends on judicial interpretations of law and the findings of judges and juries.

Use of Proceeds

       The net proceeds to Popular, Inc. after deducting expenses from the sale of shares of 2003 Series A Preferred Stock are estimated at approximately $157,016,250. If the underwriters’ over-allotment option is exercised in full, the net proceeds are estimated at approximately $180,623,437. Popular, Inc. intends to use the net proceeds for general corporate purposes, which may include:

•	making capital contributions or extensions of credit to its existing and future subsidiaries,

•	funding possible acquisitions of other banking and financial institutions, and

•	reducing or refinancing Popular, Inc.’s borrowings.

      Popular, Inc. does not presently have any plans to use the proceeds from any offering for a material acquisition or to repay outstanding borrowings.

Capitalization

       The following table shows the unaudited indebtedness and capitalization of Popular, Inc. at September 30, 2002, on an actual basis and as adjusted to give effect to the issuance of the shares of 2003 Series A Preferred Stock offered by this prospectus supplement and the accompanying prospectus. The table also assumes that the underwriters do not exercise their over-allotment option. In addition to the indebtedness reflected below, Popular, Inc. had deposits of $17.1 billion as of September 30, 2002. This table should be read together with Popular, Inc.’s consolidated financial statements and related notes incorporated by reference into this prospectus.

	September 30, 2002

	Actual	As adjusted

	(Dollars in thousands)
Long-term debt
Notes payable	$4,629,284	$4,629,284
Subordinated notes	125,000	125,000
Preferred beneficial interest in Popular North America’s junior subordinated deferrable interest debentures guaranteed by Popular, Inc.	144,000	144,000

Total long-term debt	$4,898,284	$4,898,284

Stockholder’s equity
Serial preferred stock, no par value, 10,000,000 shares authorized; 6,500,000 shares of 2003 Series A Preferred Stock, as adjusted, at aggregate liquidation preference value	—	$162,500
Common stock, $6.00 par value, 180,000,000 shares authorized; 139,028,367 shares issued and 132,334,258 shares outstanding	$834,170	834,170
Surplus	275,443	269,959
Retained earnings	1,246,098	1,246,098
Treasury stock-at cost	(205,210)	(205,210)
Accumulated other comprehensive income, net of tax of $52,488	168,511	168,511

Total stockholder’s equity	$2,319,012	$2,476,028

Selected Consolidated Financial and Other Data

       The following table shows certain selected consolidated financial and operating data of Popular, Inc. on a historical basis as of and for the nine month periods ended September 30, 2002 and 2001, and for each of the five years in the period ended December 31, 2001. Except for the information appearing under the captions “Performance Ratios,” “Capital Ratios” and “Asset Quality Ratios,” the financial data shown below for the five years ended December 31, 2001 is derived from information contained in Popular, Inc.’s audited consolidated financial statements. Except for the information appearing under the captions “Performance Ratios,” “Capital Ratios” and “Asset Quality Ratios,” the financial data as of and for the nine months ended September 30, 2002 and 2001 is derived from Popular, Inc.’s unaudited consolidated financial statements which, in the opinion of management, include all adjustments necessary for a fair presentation of the results for those periods. The results of operations for the nine months ended September 30, 2002 may not be indicative of results to be expected for any future period. You should read the summary consolidated financial data presented below together with Popular, Inc.’s consolidated financial statements and the related notes, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. Popular, Inc. has made certain reclassifications to data for years prior to 2001 to conform to year 200l classifications. All per share information shown in the table takes into account prior stock splits and dividends.

      The return on average assets ratio is computed by dividing net income by average assets for the period. The return on average common equity ratio is computed by dividing net income less preferred stock dividends by average common stockholders’ equity for the period. The average equity to average assets ratio is computed by dividing average stockholders’ equity for the period by average assets. The return on average assets and average common equity ratios for the nine months ended September 30, 2002 and 2001 have been presented on an annualized basis.

	Nine Months
	Ended September 30,		Year Ended December 31,

	2002	2001	2001	2000	1999	1998	1997

	(Unaudited)		(Dollars in thousands, except for per share data)
Condensed Income Statements:
Interest income	$1,509,928	$1,590,840	$2,095,862	$2,150,157	$1,851,670	$1,651,703	$1,491,303
Interest expense	632,880	796,185	1,018,877	1,167,396	897,932	778,691	707,348

Net interest income	877,048	794,655	1,076,985	982,761	953,738	873,012	783,955
Provision for loan losses	155,521	154,755	213,250	194,640	148,948	137,213	110,607
Securities, trading and derivative gains (losses)	(24,919)	(7,583)	(21,982)	13,192	(944)	12,586	6,202
Other income	407,809	364,756	493,570	450,868	373,860	278,660	241,396
Operating expenses	746,676	686,354	926,209	876,433	837,482	720,354	636,920
Net (gain) loss of minority interest	(166)	19	18	1,152	2,454	328	—
Income tax	86,472	82,440	105,280	100,797	85,120	74,671	74,461
Cumulative gain effect of change in accounting principle	—	686	686	—	—	—	—

Net income	$271,103	$228,984	$304,538	$276,103	$257,558	$232,348	$209,565

Per Common Share Data:
Net income per common share (basic and diluted) (before and after cumulative effect of accounting change)	$2.00	$1.63	$2.17	$1.97	$1.84	$1.65	$1.50

Dividends per common share	$0.60	$0.56	$0.76	$0.64	$0.60	$0.50	$0.40

Weighted average shares outstanding:
Basic	134,407,089	136,193,360	136,238,288	135,907,476	135,585,634	135,532,086	134,036,964
Diluted	134,416,742	136,193,604	136,238,470	135,907,476	135,585,634	135,532,086	134,036,964
Average Balances:
Loans (less unearned income)(1)	$18,517,164	$16,800,193	$17,045,257	$15,801,887	$13,901,290	$11,930,621	$10,548,207
Earning assets	29,637,022	26,050,832	26,414,204	24,893,366	22,244,959	19,261,949	17,409,634
Total assets	31,234,800	27,594,246	27,957,107	26,569,755	23,806,372	20,432,382	18,419,144
Deposits	16,859,835	15,316,240	15,575,791	14,508,482	13,791,338	12,270,101	10,991,557
Total interest-bearing liabilities	25,418,867	22,020,126	22,324,244	21,147,746	18,578,311	15,927,246	14,572,317
Stockholders’ equity	2,135,096	2,072,049	2,096,534	1,884,525	1,712,792	1,553,258	1,370,984
Period End Balances:
Loans (less unearned income)(1)	$19,263,508	$17,632,274	$18,168,551	$16,057,085	$14,907,754	$13,078,795	$11,376,607
Allowance for loan losses	354,282	326,630	336,632	290,653	292,010	267,249	211,651
Earning assets	31,188,022	26,941,949	29,139,288	26,339,431	23,754,620	21,591,950	18,060,998
Total assets	32,843,126	28,530,422	30,744,676	28,057,051	25,460,539	23,160,357	19,300,507
Deposits	17,057,856	16,000,236	16,370,042	14,804,907	14,173,715	13,672,214	11,749,586
Total interest-bearing liabilities	26,616,406	22,702,336	24,676,422	22,480,261	20,043,234	17,793,647	14,892,210
Stockholders’ equity	2,319,012	2,299,457	2,272,818	1,993,644	1,660,986	1,709,113	1,503,092
Performance Ratios:
Net interest yield (taxable equivalent basis)	4.29%	4.37%	4.40%	4.23%	4.65%	4.91%	4.84%
Return on average total assets	1.16	1.11	1.09	1.04	1.08	1.14	1.14
Return on average common equity	16.92	15.10	14.84	15.00	15.45	15.41	15.83
Capital Ratios:
Tier 1 capital to risk adjusted assets	9.93%	10.70%	9.96%	10.44%	10.17%	10.82%	12.17%
Total capital to risk adjusted assets	11.70	12.68	11.74	12.37	12.29	13.14	14.56
Leverage ratio	6.36	6.91	6.46	6.40	6.40	6.72	6.86

(1) Includes loans held-for-sale.

	Nine Months
	Ended
	September 30,		Year Ended December 31,

	2002	2001	2001	2000	1999	1998	1997

	(Unaudited)
Asset Quality Ratios:
Non-performing assets to total assets at end of period	1.60%	1.53%	1.49%	1.24%	1.28%	1.28%	1.11%
Non-performing loans to total loans at end of period	2.56	2.31	2.35	2.01	1.99	2.01	1.72
Allowance for loan losses to total loans at end of period	1.84	1.85	1.85	1.81	1.96	2.04	1.86
Allowance for loan losses to total non-performing loans at end of period	71.84	80.27	78.88	89.92	98.37	101.54	108.24
Net charge-offs to average loans outstanding	1.01	0.95	0.99	1.14	0.90	0.95	0.93

      In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 discontinues the practice of amortizing goodwill and indefinite lived intangible assets and initiates an annual review for impairment. Impairment would be examined more frequently if certain indicators were encountered. Intangible assets with a determinable useful life will continue to be amortized over that period. The amortization provisions apply to goodwill and intangible assets beginning January 1, 2002. In accordance with SFAS No. 142, Popular, Inc. adopted the amortization provisions effective January 1, 2002 and will no longer record amortization relating to existing goodwill. For the nine months ended September 30, 2001 and the three years ended December 31, 2001, 2000 and 1999, the amortization of goodwill amounted to approximately $13.0 million, $17.3 million, $19.6 million and $14.5 million, respectively. Popular, Inc. has also completed the initial goodwill impairment test required by this standard and has determined that no impairment was required for the year ended December 31, 2002. The following table presents a reconciliation between originally reported net income and net income per common share (basic and diluted) for the nine months ended September 30, 2001 and for the three years ended December 31, 2001 and net income and net income per common share adjusted for the effects of SFAS No. 142.

	Nine Months Ended
	September 30,		Year Ended December 31,

	2002	2001	2001	2000	1999

			(Dollars in thousands, except
	(Unaudited)		for per share data)
Reported net income	$271,103	$228,984	$304,538	$276,103	$257,558
Effect of goodwill amortization expense, net of impact on profit sharing expense and related tax	—	12,398	16,526	18,725	13,771

Adjusted net income	$271,103	$241,382	$321,064	$294,828	$271,329

Reported net income per common share (basic and diluted)	$2.00	$1.63	$2.17	$1.97	$1.84
Effect of goodwill amortization expense, net of impact on profit sharing expense and related tax	—	0.09	0.12	0.14	0.10

Adjusted net income per common share	$2.00	$1.72	$2.29	$2.11	$1.94

Summary of Certain Terms of the 2003 Series A Preferred Stock

       The following summary of the particular terms of the 2003 Series A Preferred Stock supplements and, to the extent inconsistent therewith, replaces the description of the terms of Popular, Inc.’s preferred stock set forth under the heading “Description of Preferred Stock” in the accompanying prospectus, to which reference is hereby made. The 2003 Series A Preferred Stock is a series of the preferred stock of Popular, Inc. covered by and described in the prospectus.

      The following summary contains a description of the material terms of the 2003 Series A Preferred Stock. The summary is subject to and qualified in its entirety by reference to Popular, Inc.’s Restated Certificate of Incorporation and to the Certificate of Designation creating the 2003 Series A Preferred Stock (the “Certificate of Designation”), copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus supplement and the accompanying prospectus are a part.

General

      As of the date of this prospectus supplement, Popular, Inc. is authorized to issue up to 10,000,000 shares of serial preferred stock with no par value. Popular, Inc. has designated 1,400,000 shares of Series A Participating Cumulative Preferred Stock and has 8,600,000 shares of serial preferred stock available to issue.

Dividends

      If declared at the option of Popular, Inc.’s board of directors, holders of record of the 2003 Series A Preferred Stock will be entitled to receive cash dividends in the amount of $1.59375 per share each year, which is equivalent to 6.375% of the liquidation preference of $25 per share. Popular, Inc. is not required to declare or pay dividends on the 2003 Series A Preferred Stock, even if it has funds available for the payment of such dividends. Dividends may only be paid out of funds that are legally available for this purpose.

      Dividends on the 2003 Series A Preferred Stock will accrue from their date of original issuance and will be payable on the last day of each month in United States dollars beginning on March 31, 2003. Payment of dividends will be made to the holders of record of the 2003 Series A Preferred Stock as they appear on the books of Popular, Inc. on the fifteenth day of the month for which the dividends are payable, unless the board of directors or a committee thereof shall establish a different record date. In the case of the dividend payable on March 31, 2003, this dividend will cover the period from the date of issuance of the 2003 Series A Preferred Stock to March 31, 2003. If any date on which dividends are payable is not a Business Day, then payment of the dividend will be made on the next Business Day without any interest or other payment in respect of the delay. If December 31 of any year is not a Business Day, then the dividend payable on such date will be made on the immediately preceding Business Day. A “Business Day” is a day other than a Saturday or Sunday or a general banking holiday in San Juan, Puerto Rico or New York, New York.

      Dividends on the 2003 Series A Preferred Stock will be noncumulative. If the board of directors or a committee thereof does not declare a dividend for any monthly dividend period on the 2003 Series A Preferred Stock, then the holders of 2003 Series A Preferred Stock will not have a right to receive a dividend for that monthly dividend period, whether or not dividends on the 2003 Series A Preferred Stock are declared for any future monthly dividend period.

      Dividends for any monthly dividend period will be paid in equal installments in the amount of $0.1328125 per share. The aggregate payment made to each holder will be rounded to the next lowest cent. The amount of dividends payable for any period shorter than a full monthly dividend period will be computed on the basis of the actual number of days elapsed in that period.

      Dividend payments will be mailed to the record holders of the 2003 Series A Preferred Stock at their addresses appearing on the register for the 2003 Series A Preferred Stock.

      The terms of the 2003 Series A Preferred Stock do not permit Popular, Inc. to declare, set apart or pay any dividend or make any other distribution of assets on, or redeem, purchase, set apart or otherwise acquire shares of common stock or of any other class of stock of Popular, Inc. ranking junior to the 2003 Series A Preferred Stock as to the payment of dividends or as to the distribution of assets upon liquidation, dissolution or winding up of Popular, Inc., unless certain conditions are met. Those conditions are (1) all accrued and unpaid dividends on the 2003 Series A Preferred Stock for the twelve monthly dividend periods ending on the immediately preceding dividend payment date shall have been paid or are paid contemporaneously, (2) the full monthly dividend on the 2003 Series A Preferred Stock for the then current month has been or is contemporaneously declared and paid or declared and set apart for payment, and (3) Popular, Inc. has not defaulted in the payment of the redemption price of any shares of 2003 Series A Preferred Stock called for redemption. See “Redemption at the Option of Popular, Inc.” below. The above limitations do not apply to stock dividends or other distributions made in stock of Popular, Inc. ranking junior to the 2003 Series A Preferred Stock as to the payment of dividends and as to the distribution of assets. The above limitations also do not apply to conversions or exchanges for stock of Popular, Inc. ranking junior to the 2003 Series A Preferred Stock as to the payment of dividends and as to the distribution of assets.

      If Popular, Inc. is unable to pay in full the dividends on the 2003 Series A Preferred Stock and on any other shares of stock of equal rank as to the payment of dividends with the 2003 Series A Preferred Stock, all dividends declared upon the 2003 Series A Preferred Stock and any such other shares of stock will be declared pro rata. In this event, each share of 2003 Series A Preferred Stock and of the other classes of stock of equal rank will receive dividends in the same proportion as the accrued dividends on the 2003 Series A Preferred Stock for the then current dividend period bears to the accrued dividends on such other classes of equally ranked stock, which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such stock does not have a cumulative dividend.

      For a discussion of the tax treatment of distributions to stockholders see “Taxation,” “Puerto Rico Taxation,” and “United States Taxation,” and for a discussion on certain potential regulatory limitations on Popular, Inc.’s ability to pay dividends, see “Risk factors — Banking regulations may restrict Popular, Inc.’s ability to pay dividends.”

No Conversion or Exchange Rights

      The 2003 Series A Preferred Stock will not be convertible into or exchangeable for any other securities of Popular, Inc.

Redemption at the Option of Popular, Inc.

      Popular, Inc. may not redeem the shares of the 2003 Series A Preferred Stock prior to March 31, 2008. On and after that date, Popular, Inc. may redeem the 2003 Series A Preferred Stock for cash, at its option, in whole or in part, at the redemption prices shown below plus accrued and unpaid dividends for the then current monthly dividend period to the redemption date.

Period	Redemption price

March 31, 2008 to March 30, 2009	$25.50
March 31, 2009 to March 30, 2010	25.25
March 31, 2010 and thereafter	25.00

      In the event that Popular, Inc. elects to redeem less than all of the outstanding shares of the 2003 Series A Preferred Stock, the shares to be redeemed will be allocated pro rata or by lot as may be determined by Popular, Inc.’s board of directors, or by any other method as the board of directors may consider fair. Any method chosen by Popular, Inc. will conform to any rule or regulation of any national or regional stock exchange or automated quotation system on which the shares of the 2003 Series A Preferred Stock may at the time be listed or eligible for quotation.

      Popular, Inc. will mail a notice of any proposed redemption to the holders of record of the shares of 2003 Series A Preferred Stock to be redeemed, at their address of record, not less than 30 nor more than 60 days prior to the redemption date. The notice of redemption to each holder of shares of 2003 Series A Preferred Stock will specify the number of shares of 2003 Series A Preferred Stock to be redeemed, the redemption date and the redemption price payable to the holder upon redemption, and shall state that from and after the redemption date dividends will cease to accrue. If Popular, Inc. redeems less than all the shares owned by a holder, the notice shall also specify the number of shares of 2003 Series A Preferred Stock of the holder which are to be redeemed and the numbers of the certificates representing such shares. Any notice mailed in accordance with these procedures shall be conclusively presumed to have been properly given, whether or not the stockholder receives this notice. The failure by Popular, Inc. to give this notice by mail, or any defect in the notice, to the holders of any shares designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of 2003 Series A Preferred Stock.

      If the redemption notice is properly mailed and Popular, Inc. pays the redemption price, from and after the redemption date, all dividends on the shares of 2003 Series A Preferred Stock called for redemption shall cease to accrue and all rights of the holders of the shares being redeemed as stockholders of Popular, Inc. shall cease on the redemption date. Holders will retain the right to receive the redemption price upon presentation of their stock certificates. If Popular, Inc. redeems less than all the shares represented by any certificate, a new certificate representing the unredeemed shares shall be issued without cost to the holder.

      At its option, Popular, Inc. may, on or prior to the redemption date, irrevocably deposit the entire amount payable upon redemption of the shares of the 2003 Series A Preferred Stock to be redeemed with a bank or trust company designated by Popular, Inc. (which may include a banking subsidiary of Popular, Inc.) having its principal office in New York, New York, San Juan, Puerto Rico, or any other city in which Popular, Inc. shall at that time maintain a transfer agent with respect to its capital stock, and having a combined capital and surplus of at least $50,000,000 (hereinafter referred to as the “Depositary”). The Depositary will hold this amount in trust for payment to the holders of the shares of the 2003 Series A Preferred Stock to be redeemed. If the deposit is made and the funds deposited are immediately available to the holders of the shares of the 2003 Series A Preferred Stock to be redeemed, Popular, Inc. will no longer have any obligation to make payment of the amount payable upon redemption of the shares of the 2003 Series A Preferred Stock to be redeemed. Following the deposit, except as discussed in the next paragraph, holders of these shares shall look only to the Depositary for payment.

      Any funds remaining unclaimed at the end of two years after the redemption date for which these funds were deposited shall be returned to Popular, Inc. After the funds are returned to Popular, Inc., the holders of shares called for redemption shall look only to Popular, Inc. for the payment of the redemption price. Any interest accrued on any funds deposited with the Depositary will belong to Popular, Inc. and shall be paid to it on demand.

      After the redemption of any shares of the 2003 Series A Preferred Stock, the redeemed shares will have the status of authorized but unissued shares of serial preferred stock, without designation as to series, until these shares are once more designated as part of a particular Series by the board of directors of Popular, Inc.

Certain Regulatory Considerations Affecting Redemptions

      Popular, Inc. may not redeem the 2003 Series A Preferred Stock without the prior approval of the Federal Reserve Board. Ordinarily, the Federal Reserve Board will not permit a redemption unless (1) the shares are redeemed with the proceeds of a sale of common stock or perpetual preferred stock, or (2) the Federal Reserve Board determines that Popular, Inc.’s condition and circumstances warrant the reduction of a source of permanent capital.

      Also, under Puerto Rico law, Popular, Inc. may not redeem any shares of its capital stock unless the assets remaining after the redemption are sufficient to pay any debts for which payment has not otherwise been provided.

Liquidation Preference

      Upon any liquidation, dissolution, or winding up of Popular, Inc., the record holders of shares of 2003 Series A Preferred Stock will be entitled to receive, out of the assets of Popular, Inc. available for distribution to shareholders after payment of all claims due to creditors of Popular, Inc., before any distribution is made to holders of common stock or any other equity securities of Popular, Inc. ranking junior upon liquidation to the 2003 Series A Preferred Stock, the amount of $25 per share plus an amount equal to any accrued and unpaid dividends for the current monthly dividend period to the date of payment.

      If Popular, Inc. is liquidated or dissolved and the amounts payable with respect to the 2003 Series A Preferred Stock and any other shares of stock of equal rank upon liquidation are not paid in full, the holders of the 2003 Series A Preferred Stock and of the other shares will share ratably in any such distribution of assets in proportion to the full liquidation preferences to which each would otherwise be entitled. After payment of the full amount of the liquidation preference to which they are entitled, the holders of shares of 2003 Series A Preferred Stock will not be entitled to any further participation in any distribution of assets of Popular, Inc.

      A consolidation or merger of Popular, Inc. with any other corporation, or any sale, lease or conveyance of all or any part of the property or business of Popular, Inc., shall not be deemed to be a liquidation, dissolution, or winding up of Popular, Inc.

Voting Rights

      Holders of the 2003 Series A Preferred Stock will not be entitled to receive notice of or attend or vote at any meeting of stockholders of Popular, Inc., except as described below.

      If Popular, Inc. does not pay dividends in full on the 2003 Series A Preferred Stock for eighteen monthly dividend periods, whether consecutive or not, the holders of outstanding shares of the 2003 Series A Preferred Stock, together with the holders of any other shares of stock having the right to vote for the election of directors solely in the event of any failure to pay dividends, acting as a single class, will be entitled to appoint two additional members of the board of directors of Popular, Inc. They will also have the right to remove any member so appointed from office and appoint another person in place of such member. To make this appointment, the holders of a majority in liquidation preference of these shares must send written notice to Popular, Inc. of the appointment or pass a resolution adopted by a majority of holders at a separate general meeting of those holders called for this purpose.

      Not later than 30 days after the right of holders of 2003 Series A Preferred Stock to elect directors arises, if written notice by a majority of the holders has not been given as provided for in the preceding sentence, the board of directors of Popular, Inc. or an authorized board committee is required to call a separate general meeting for this purpose. If the board of directors fails to convene this meeting within the 30-day period, the holders of 10% of the outstanding shares of the 2003 Series A Preferred Stock and any such other stock will be entitled to convene the meeting.

      The provisions of the Restated Certificate of Incorporation and By-Laws of Popular, Inc. relating to the convening and conduct of general meetings of stockholders will apply to any separate general meeting of this type. Any member of the board of directors appointed as described above shall vacate office if Popular, Inc. resumes the payment of dividends in full on the 2003 Series A Preferred Stock and each other series of stock having similar voting rights for twelve consecutive monthly dividend periods. Thereafter, the right to appoint two directors as described above would arise only if Popular, Inc. does not pay dividends in full on the 2003 Series A Preferred Stock for eighteen additional monthly dividend periods. The Restated Certificate of Incorporation of Popular, Inc. requires a minimum of 9 members of the board of directors and a maximum of 25 members, provided that the total number of directors shall always be an odd number. As of the date of this prospectus supplement, Popular, Inc.’s board of directors consisted of 13 members.

      Any amendment, alteration or repeal of the terms of the 2003 Series A Preferred Stock contained in Popular, Inc.’s Restated Certificate of Incorporation or the Certificate of Designation for the 2003 Series A Preferred Stock which would adversely affect the powers, preferences or rights of the 2003 Series A Preferred

Stock will require the approval of holders of at least two thirds of the outstanding aggregate liquidation preference of the 2003 Series A Preferred Stock. This approval can be evidenced either by a consent in writing or by a resolution passed at a meeting of the holders of the 2003 Series A Preferred Stock. The authorization or issuance of any shares of Popular, Inc. ranking senior to the 2003 Series A Preferred Stock as to dividend rights or rights on liquidation or similar events, will be considered a change requiring the consent of the 2003 Series A Preferred Stock. Conversely, the authorization or issuance of shares ranking, as to dividend rights or rights on liquidation or similar events, on a parity with or junior to the 2003 Series A Preferred Stock, will not be considered a change requiring the consent of the 2003 Series A Preferred Stock. The approval of the holders is not required if at or prior to the act with respect to which such vote would otherwise be required all outstanding shares of 2003 Series A Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

      No vote of the holders of the 2003 Series A Preferred Stock will be required for Popular, Inc. to redeem or purchase and cancel the 2003 Series A Preferred Stock in accordance with the Restated Certificate of Incorporation or the Certificate of Designation for the 2003 Series A Preferred Stock.

      Popular, Inc. will cause a notice of any meeting at which holders of the 2003 Series A Preferred Stock are entitled to vote to be mailed to each record holder of the 2003 Series A Preferred Stock. Each notice will contain (1) the date of the meeting, (2) a description of any resolution to be proposed for adoption at the meeting, and (3) instructions for deliveries of proxies.

      For a discussion of certain regulatory considerations related to voting rights, see “Voting Rights” on page 26 of the accompanying prospectus.

Rank

      The 2003 Series A Preferred Stock will, with respect to dividend rights and rights on liquidation, winding up and dissolution, rank:

•	senior to all classes of common stock of Popular, Inc., to Popular, Inc.’s Series A Participating Cumulative Preferred Stock, and to all other equity securities issued by Popular, Inc. the terms of which specifically provide that those equity securities will rank junior to the 2003 Series A Preferred Stock,

•	on a parity with all other equity securities issued by Popular, Inc. the terms of which specifically provide that those equity securities will have equal rank as the 2003 Series A Preferred Stock, and

•	junior to all equity securities issued by Popular, Inc. the terms of which specifically provide that those equity securities will rank senior to the 2003 Series A Preferred Stock.

      For this purpose, the term “equity securities” does not include debt securities convertible into or exchangeable for equity securities.

      Popular, Inc. may not issue shares ranking, as to dividend rights or rights on liquidation, winding up and dissolution, senior to the 2003 Series A Preferred Stock, except with the consent of the holders of at least two-thirds of the outstanding aggregate liquidation preference of the 2003 Series A Preferred Stock. See “Voting Rights” above.

Transfer Agent; Dividend Disbursing Agent; Registrar

      Banco Popular’s Trust Division will initially act as the transfer agent, dividend disbursing agent and registrar for the 2003 Series A Preferred Stock. Holders of the 2003 Series A Preferred Stock may contact Banco Popular’s Trust Division at the following address: Banco Popular de Puerto Rico Trust Division, 209 Muñoz Rivera Avenue, Hato Rey, Puerto Rico 00918, and its telephone number is (787) 765-9800.

      The 2003 Series A Preferred Stock shall be issued in registered form only. Popular, Inc. may treat the record holder of a share of 2003 Series A Preferred Stock, including the Depository Trust Company and its nominee and any other holder that holds such share on behalf of any other person, as such record holder appears on the books of the registrar for the 2003 Series A Preferred Stock, as the sole owner of such share for all purposes.

      The transfer of a share of 2003 Series A Preferred Stock may be registered upon the surrender of the certificate evidencing the share of 2003 Series A Preferred Stock to be transferred, together with the form of transfer endorsed on it duly completed and executed, at the office of the transfer agent and registrar.

      Registration of transfers of shares of 2003 Series A Preferred Stock will be effected without charge by or on behalf of Popular, Inc., but upon payment of any tax or other governmental charges which may be imposed in relation to it or the giving of an indemnity as the transfer agent and registrar may require.

      Popular, Inc. will not be required to register the transfer of a share of 2003 Series A Preferred Stock after the share has been called for redemption.

Replacement of Lost Certificates

      If any certificate for a share of 2003 Series A Preferred Stock is mutilated or alleged to have been lost, stolen or destroyed, the holder may request a new certificate representing the same share. Popular, Inc. will issue a new certificate subject to delivery of the old certificate or, if alleged to have been lost, stolen or destroyed, compliance with the conditions as to evidence of ownership, indemnity and the payment of out-of-pocket expenses of Popular, Inc. as Popular, Inc. may determine.

No Preferential Rights to Purchase Additional Securities

      Holders of the 2003 Series A Preferred Stock will have no preemptive or preferential rights to purchase or subscribe for any securities of Popular, Inc.

No Repurchase at the Option of the Holders

      Holders of the 2003 Series A Preferred Stock will have no right to require Popular, Inc. to redeem or repurchase any shares of 2003 Series A Preferred Stock.

No Mandatory Redemption or Sinking Fund Obligation

      The shares of 2003 Series A Preferred Stock are not subject to any mandatory redemption, sinking fund or similar obligation.

Purchase of Shares by Popular, Inc.

      Popular, Inc. may, at its option, purchase shares of the 2003 Series A Preferred Stock from holders thereof from time to time, by tender, in privately negotiated transactions or otherwise.

Taxation

General

      In the opinion of Pietrantoni Méndez & Alvarez LLP, counsel to Popular, Inc., the following discussion summarizes the material Puerto Rico and United States tax considerations relating to the purchase, ownership and disposition of 2003 Series A Preferred Stock. This discussion does not intend to describe all of the tax considerations that may be relevant to a particular investor in light of that person’s particular circumstances and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Puerto Rico and the United States.

      This discussion is based on the tax laws of Puerto Rico and the United States as in effect on the date of this prospectus supplement, as well as regulations, administrative pronouncements and judicial decisions available on or before such date and now in effect. All of the foregoing are subject to change, which change could apply retroactively and could affect the continued validity of this summary.

      You should consult your own tax advisor as to the application to your particular situation of the tax considerations discussed below, as well as the application of any state, local, foreign or other tax.

Puerto Rico Taxation

      The following discussion does not intend to cover all aspects of Puerto Rico taxation that may be relevant to a purchaser of 2003 Series A Preferred Stock in light of the purchaser’s particular circumstances, or to purchasers subject to special rules of taxation, such as life insurance companies, “Special Partnerships,” “Subchapter N Corporations,” registered investment companies, and certain pension trusts.

      For purposes of the discussion below, a “Puerto Rico corporation” is a corporation organized under the laws of Puerto Rico and a “foreign corporation” is a corporation organized under the laws of a jurisdiction other than Puerto Rico.

Ownership and Disposition of 2003 Series A Preferred Stock

Taxation of Dividends

      General. Distributions of cash or other property made by Popular, Inc. on the 2003 Series A Preferred Stock will be treated as dividends to the extent that Popular, Inc. has current or accumulated earnings and profits. To the extent that a distribution exceeds Popular, Inc.’s current and accumulated earnings and profits, the distribution will be applied against and reduce the adjusted tax basis of the 2003 Series A Preferred Stock in the hands of the holder. The excess of any distribution of this type over the adjusted tax basis will be treated as gain on the sale or exchange of the 2003 Series A Preferred Stock and will be subject to income tax as described below.

      The following discussion regarding the income taxation of dividends on 2003 Series A Preferred Stock received by individuals not residents of Puerto Rico and foreign corporations not engaged in a trade or business in Puerto Rico assumes that dividends will constitute income from sources within Puerto Rico. Generally, a dividend declared by a Puerto Rico corporation will constitute income from sources within Puerto Rico unless the corporation derived less than 20% of its gross income from sources within Puerto Rico for the three taxable years preceding the year of the declaration. Popular, Inc. has represented that it has derived more than 20% of its gross income from Puerto Rico sources on an annual basis since its incorporation in 1984.

      Individual residents of Puerto Rico and Puerto Rico corporations. In general, individuals who are residents of Puerto Rico will be subject to a 10% income tax on dividends paid on the 2003 Series A Preferred Stock. This tax is generally required to be withheld by Popular, Inc. An individual may elect for this withholding not to apply, and in that case he or she will be required to include the amount of the dividend as ordinary income and will be subject to income tax thereon at the normal income tax rates, which may be up to 33%. Even if the individual does not elect for the withholding not to apply and the withholding is actually made, the individual may elect, upon filing his income tax return for the year the dividend is paid, for the dividends to be taxed at the normal income tax rates applicable to individuals. In this case, the 10% Puerto Rico income tax withheld is creditable against the normal tax so determined.

      Puerto Rico corporations will be subject to income tax on dividends paid on the 2003 Series A Preferred Stock at the normal corporate income tax rates, subject to the dividend received deduction discussed below. In the case of a Puerto Rico corporation, no withholding will be imposed on dividends paid on the 2003 Series A Preferred Stock. The dividend received deduction will be equal to 85% of the dividend received, but the deduction may not exceed 85% of the corporation’s net taxable income. Based on the applicable maximum Puerto Rico normal corporate income tax rate of 39%, the maximum effective income tax rate on these dividends will be 5.85% after accounting for the dividend received deduction.

      As a practical matter, dividends on the 2003 Series A Preferred Stock held in “street name” through brokers or financial institutions which hold shares on behalf of beneficial owners in the name of a foreign securities depository not engaged in trade or business in Puerto Rico will generally be subject to the 10% withholding tax. Accordingly, individuals who are residents of Puerto Rico and who desire to file an election out of the applicable withholding tax should have their shares of 2003 Series A Preferred Stock issued and registered in their own name. Similarly, Puerto Rico corporations that own any shares of 2003 Series A Preferred Stock and wish to avoid the withholding imposed on foreign corporations should have their shares issued and registered in their own name in order to ensure that no withholding is made on dividends.

      United States citizens not residents of Puerto Rico. Dividends paid on the 2003 Series A Preferred Stock to a United States citizen who is not a resident of Puerto Rico will be subject to a 10% Puerto Rico income tax which will be withheld by Popular, Inc. These individuals may also elect for the dividends to be taxed in Puerto Rico at the normal income tax rates applicable to individuals in the same way as Puerto Rico resident individuals. The 10% Puerto Rico income tax withheld is creditable against the normal income tax so determined by said individual shareholder. No 10% Puerto Rico income tax withholding will be made if such individual shareholder opts out of the 10% withholding tax and timely files with Popular, Inc. a withholding exemption certificate to the effect that the individual’s gross income from sources within Puerto Rico during the taxable year does not exceed $1,300 if single or $3,000 if married. As a practical matter, United States citizens who are not residents of Puerto Rico will normally need to have their shares registered directly in their name and not in “street name” in order to opt out of the 10% withholding tax.

      Individuals not citizens of the United States and not residents of Puerto Rico. Dividends paid on the 2003 Series A Preferred Stock to any individual who is not a citizen of the United States and who is not a resident of Puerto Rico will generally be subject to a 10% tax which will be withheld at source by Popular, Inc.

      Foreign corporations. The income taxation of dividends paid on the 2003 Series A Preferred Stock to a foreign corporation will depend on whether or not the corporation is engaged in a trade or business in Puerto Rico.

      A foreign corporation that is engaged in a trade or business in Puerto Rico will be subject to the normal corporate income tax rates applicable to Puerto Rico corporations on its net income that is effectively connected with the trade or business in Puerto Rico. This income will include net income from sources within Puerto Rico and certain items of net income from sources outside Puerto Rico that are effectively connected with the trade or business in Puerto Rico. Net income from sources within Puerto Rico will include dividends on the 2003 Series A Preferred Stock. A foreign corporation that is engaged in a trade or business in Puerto Rico will be entitled to claim the 85% dividend received deduction discussed above in connection with Puerto Rico corporations.

      In general, foreign corporations that are engaged in a trade or business in Puerto Rico are also subject to a 10% branch profits tax. However, dividends on the 2003 Series A Preferred Stock received by these corporations will be excluded from the computation of the branch profits tax liability of these corporations.

      A foreign corporation that is not engaged in a trade or business in Puerto Rico will be subject to a 10% withholding tax on dividends received on the 2003 Series A Preferred Stock.

      Partnerships. Partnerships are generally taxed in the same manner as corporations. Accordingly, the preceding discussion with respect to Puerto Rico and foreign corporations is equally applicable in the case of most Puerto Rico and foreign partnerships, respectively.

Taxation of Gains upon Sales or Exchanges Other than Redemptions

      General. The sale or exchange of 2003 Series A Preferred Stock will give rise to gain or loss equal to the difference between the amount realized on the sale or exchange and the tax basis of the 2003 Series A Preferred Stock in the hands of the holder. Any gain or loss that is required to be recognized will be a capital gain or loss if the 2003 Series A Preferred Stock is held as a capital asset by the holder and will be a long-term capital gain or loss if the stockholder’s holding period of the 2003 Series A Preferred Stock exceeds six months.

      Individual Residents of Puerto Rico and Puerto Rico Corporations. Gain on the sale or exchange of 2003 Series A Preferred Stock by an individual resident of Puerto Rico or a Puerto Rico corporation will generally be required to be recognized as gross income and will be subject to income tax. If the stockholder is an individual and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 10%. If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will qualify for an alternative tax rate of 12.5%.

      United States citizens not residents of Puerto Rico. A United States citizen who is not a resident of Puerto Rico will not be subject to Puerto Rico income tax on the sale or exchange of 2003 Series A Preferred Stock if the gain resulting therefrom constitutes income from sources outside Puerto Rico. Generally, gain on the sale or exchange of 2003 Series A Preferred Stock will be considered to be income from sources outside Puerto Rico if all rights, title and interest in or to the 2003 Series A Preferred Stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the 2003 Series A Preferred Stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 10% of the payments received will be withheld at the source; and if the gain constitutes a long-term capital gain, it will be subject to a tax at a maximum rate of 10%. The amount of tax withheld at source will be creditable against the shareholder’s Puerto Rico income tax liability.

      Individuals not citizens of the United States and not residents of Puerto Rico. An individual who is not a citizen of the United States and who is not a resident of Puerto Rico will be subject to the rules described above under “— United States Citizens Not Residents of Puerto Rico.” However, if the gain resulting from the sale or exchange of 2003 Series A Preferred Stock constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source; provided, that if the gain resulting from the sale or exchange represents a capital gain from sources within Puerto Rico, the individual will generally be subject to tax on this gain at a fixed rate of 29%. The amount of tax withheld at source will be creditable against the shareholder’s Puerto Rico income tax liability.

      Foreign corporations. A foreign corporation that is engaged in a trade or business in Puerto Rico will generally be subject to Puerto Rico corporate income tax on any gain realized on the sale or exchange of 2003 Series A Preferred Stock if the gain is (1) from sources within Puerto Rico, or (2) from sources outside Puerto Rico and effectively connected with a trade or business in Puerto Rico. Any such gain will qualify for an alternative tax of 12.5% if it qualifies as a long-term capital gain.

      In general, foreign corporations that are engaged in a trade or business in Puerto Rico will also be subject to a 10% branch profits tax. In the computation of this tax, any gain realized by these corporations on the sale or exchange of 2003 Series A Preferred Stock and that is subject to Puerto Rico income tax will be taken into account. However, a deduction will be allowed in the computation for any income tax paid on the gain realized on the sale or exchange.

      A foreign corporation that is not engaged in a trade or business in Puerto Rico will generally be subject to a corporate income tax rate of 29% on any capital gain realized on the sale or exchange of 2003 Series A Preferred Stock if the gain is from sources within Puerto Rico. Gain on the sale or exchange of 2003 Series A Preferred Stock will generally not be considered to be from sources within Puerto Rico if all rights, title and interest in or to the 2003 Series A Preferred Stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the 2003 Series A Preferred Stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source and be creditable against the shareholder’s Puerto Rico income tax liability. In the case of such foreign corporation, no income tax will be imposed if the gain constitutes income from sources outside Puerto Rico.

      Partnerships. Partnerships are generally taxed as corporations. Accordingly, the discussion with respect to Puerto Rico and foreign corporations is equally applicable to most Puerto Rico and foreign partnerships, respectively.

Taxation of Redemptions

      A redemption of shares of the 2003 Series A Preferred Stock for cash will be treated as a distribution taxable as a dividend to the extent of Popular, Inc.’s current or accumulated earnings and profits if it is “essentially equivalent to a dividend.” Under regulations issued by the Puerto Rico Treasury Department (1) a redemption of stock that completely terminates a shareholder’s interest in a corporation does not constitute a dividend, and (2) certain pro rata redemptions among all the shareholders will be treated as a dividend. In situations not described by these regulations, the Puerto Rico Treasury Department will generally follow principles applied by the United States Internal Revenue Service under the United States Internal Revenue Code of 1986, in determining whether a distribution is essentially equivalent to a dividend. The Puerto Rico Treasury Department, however, is not bound by IRS determinations on this issue and is free to adopt a different rule.

      If the redemption of the 2003 Series A Preferred Stock is not treated as a dividend, it will generally generate gain or loss that will be measured as provided above under “— Taxation of Gains upon Sales or Exchanges Other Than Redemptions” for a sale or exchange of 2003 Series A Preferred Stock. Gain on the redemption of 2003 Series A Preferred Stock will generally be recognized and will be subject to income tax. If the stockholder of the 2003 Series A Preferred Stock is an individual resident of Puerto Rico and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 10%. If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will qualify for the alternative tax rate of 12.5%.

      If the stockholder of the 2003 Series A Preferred Stock is an individual who is not a resident of Puerto Rico or a foreign corporation or foreign partnership, any gain realized by the holder on the redemption of the 2003 Series A Preferred Stock that is not taxable as a dividend may be subject to Puerto Rico income tax if the gain constitutes income from sources within Puerto Rico or is effectively connected with a trade or business conducted by the holder in Puerto Rico. The Puerto Rico income tax law does not clearly provide a source of income rule for a gain of this nature. As a result thereof, these prospective shareholders should be aware that a gain realized from a redemption of the 2003 Series A Preferred Stock may be subject to Puerto Rico income tax.

      Estate and Gift Taxation. The transfer of 2003 Series A Preferred Stock by inheritance by a decedent who was a resident of Puerto Rico at the time of his or her death will not be subject to estate tax if the decedent was a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico. The transfer of 2003 Series A Preferred Stock by gift by an individual who is a resident of Puerto Rico at the time of the gift will not be subject to gift tax. Other individuals should consult their own tax advisors in order to determine the appropriate treatment for Puerto Rico estate and gift tax purposes of the transfer of the 2003 Series A Preferred Stock by death or gift.

      Municipal License Taxation. Individuals and corporations that are not engaged in a trade or business in Puerto Rico will not be subject to municipal license tax on dividends paid on the 2003 Series A Preferred Stock or on any gain realized on the sale, exchange or redemption of the 2003 Series A Preferred Stock.

      Individuals, residents or non residents, and corporations, Puerto Rico or foreign, that are engaged in a trade or business in Puerto Rico will generally be subject to municipal license tax on dividends paid on the 2003 Series A Preferred Stock and on the gain realized on the sale, exchange or redemption of the 2003 Series A Preferred Stock if the dividends or gain are attributable to that trade or business. The municipal license tax is imposed on the volume of business of the taxpayer, and the tax rates vary by municipalities with the maximum rate being 1.5% in the case of financial businesses and 0.5% for other businesses.

      Property Taxation. The 2003 Series A Preferred Stock will not be subject to Puerto Rico property tax.

United States Taxation

      The following discussion is limited to the United States federal tax consequences of the ownership and disposition of the 2003 Series A Preferred Stock by U.S. Holders, as defined below, and corporations organized under the laws of Puerto Rico (“PR Corporations”). This discussion is based on the United States Internal Revenue Code of 1986 (the “Code”), existing and proposed regulations of the U.S. Department of the Treasury promulgated thereunder, administrative pronouncements and judicial decisions, all of which are subject to change, even with retroactive effect. This discussion deals only with 2003 Series A Preferred Stock held by initial purchasers as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to a purchaser in light of that person’s particular circumstances or to purchasers subject to special rules, such as entities that are taxed under the Code as partnerships, “Subchapter S Corporations,” life insurance companies, tax exempt entities, dealers in securities, financial institutions, or to persons whose functional currency is not the U.S. dollar.

      As used herein, the term “U.S. Holder” means a beneficial owner of 2003 Series A Preferred Stock that does not own directly, constructively or by attribution 10% or more of the voting stock of the Company and is, for United States federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation organized under the laws of a state of the United States,

•	a corporation organized under the laws of the United States or of any political subdivision thereof,

•	an estate the income of which is subject to United States federal income taxation regardless of its source, or

•	a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States citizens or residents or a corporation or partnership organized under the laws of the United States or any of its states have the authority to control all substantial decisions of the trust.

      The term “U.S. Holder” does not include individual Puerto Rico residents who are not citizens or residents of the United States nor does it include PR Corporations. As used herein, the term “Puerto Rico U.S. Holder” means an individual U.S. Holder who is a bona fide resident of Puerto Rico during the entire taxable year (or, in certain cases, a portion thereof).

Ownership and Disposition of 2003 Series A Preferred Stock

Taxation of Dividends

      General. Under the source of income rules of the Code, dividends on the 2003 Series A Preferred Stock will constitute gross income from sources outside the United States if less than 25% of Popular, Inc.’s gross income on an ongoing basis is effectively connected with a trade or business in the United States. Since its incorporation in 1984, Popular, Inc. has not, nor does it expect in the future, that 25% or more of its gross income will be effectively connected with a trade or business in the United States. Accordingly, dividends on the 2003 Series A Preferred Stock distributed by Popular, Inc. will constitute gross income from sources outside the United States so long as Popular, Inc. continues to meet the gross income test described above.

      U.S. Holders other than Puerto Rico U.S. Holders. Subject to the discussion under “Passive Foreign Investment Company Rules” below, distributions made with respect to the 2003 Series A Preferred Stock, including the amount of any Puerto Rico taxes withheld on the distribution, will be includable in the gross income of a U.S. Holder, other than a Puerto Rico U.S. Holder, as foreign source gross income to the extent the distributions are paid out of current or accumulated earnings and profits of Popular, Inc. as determined for United States federal income tax purposes. These dividends will not be eligible for the dividends received deduction generally allowed to U.S. Holders that are corporations. To the extent, if any, that the amount of any distribution by Popular, Inc. exceeds its current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s tax basis in the 2003 Series A Preferred Stock and thereafter as gain on the sale or exchange of the 2003 Series A Preferred Stock.

      Subject to certain conditions and limitations contained in the Code, any Puerto Rico income tax imposed on dividends distributed by Popular, Inc. in accordance with Puerto Rico income tax law will be eligible for credit against the U.S. Holder’s United States federal income tax liability. See “Puerto Rico Taxation — Ownership and Disposition of 2003 Series A Preferred Stock — Taxation of Dividends” above. For purposes of calculating a U.S. Holder’s United States foreign tax credit limitation, dividends distributed by Popular, Inc. will generally constitute foreign source “passive income” or, in the case of certain U.S. Holders (those predominantly engaged in the active conduct of a banking, financing or similar business), foreign source “financial services income.”

      Puerto Rico U.S. Holders. In general, and subject to the discussion under “Passive Foreign Investment Company Rules” below, distributions of dividends made by Popular, Inc. on the 2003 Series A Preferred Stock to a Puerto Rico U.S. Holder will constitute gross income from sources within Puerto Rico, will not be includable in the stockholder’s gross income and will be exempt from United States federal income taxation. In addition, for United States federal income tax purposes, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder’s gross income.

      PR Corporations. In general, distributions of dividends made by Popular, Inc. on the 2003 Series A Preferred Stock to a PR Corporation will not, in the hands of the PR Corporation, be subject to United States income tax if the dividends are not effectively connected with a United States trade or business of the PR Corporation and the PR Corporation is not treated as a domestic corporation for purposes of the Code. The Code provides special rules for PR Corporations that are “Controlled Foreign Corporations,” “Personal Holding Companies,” “Foreign Personal Holding Companies,” or “Passive Foreign Investment Companies.”

Taxation of Capital Gains

      U.S. Holders other than Puerto Rico U.S. Holders. A U.S. Holder, other than a Puerto Rico U.S. Holder, will recognize gain or loss on the sale or other disposition of 2003 Series A Preferred Stock, including redemptions treated as sales or exchanges of the 2003 Series A Preferred Stock under Section 302 of the Code, in an amount equal to the difference between the amount realized on the sale or other disposition and the U.S. Holder’s adjusted tax basis in the 2003 Series A Preferred Stock. Subject to the discussion under “Passive Foreign Investment Company Rules” below, the gain or loss will be a capital gain or loss if the shares of 2003 Series A Preferred Stock are held as a capital asset. U.S. Holders should consult their own tax advisors concerning the treatment of capital gains and losses. Redemptions of the 2003 Series A Preferred Stock that are not treated as sales or exchanges under Section 302 of the Code will generally be subject to income tax under the Code as dividends to the extent of current and accumulated earnings and profits of Popular, Inc.

      Gain recognized by a U.S. Holder on the sale or other disposition of 2003 Series A Preferred Stock generally will be treated as United States source income.

      Puerto Rico U.S. Holders. In general, and subject to the discussion under “Passive Foreign Investment Company Rules” below, gain from the sale or exchange of the 2003 Series A Preferred Stock, including redemptions treated as sales or exchanges of the 2003 Series A Preferred Stock under Section 302 of the Code, by a Puerto Rico U.S. Holder that is a resident of Puerto Rico for purposes of Section 865(g)(1) of the Code (1) will constitute income from sources within Puerto Rico, (2) will not be includable in said stockholder’s gross income, and (3) will be exempt from United States federal income taxation. Also, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder’s gross income. Redemptions of the 2003 Series A Preferred Stock that are not treated as sales or exchanges under Section 302 of the Code will generally be subject to income tax under the Code as dividends to the extent of current and accumulated earnings and profits of Popular, Inc. and would therefore constitute gross income from Puerto Rico sources not includable in said stockholder’s gross income for U.S. federal income tax purposes.

      PR Corporations. In general, any gain derived by a PR Corporation from the sale or exchange of the 2003 Series A Preferred Stock will not, in the hands of the PR Corporation, be subject to United States income tax if the gain is not effectively connected with a United States trade or business of the PR Corporation and the PR Corporation is not treated as a domestic corporation for purposes of the Code. The Code provides special rules for PR Corporations that are “Controlled Foreign Corporations,” “Personal Holding Companies,” “Foreign Personal Holding Companies,” or “Passive Foreign Investment Companies.” Redemptions of the 2003 Series A Preferred

Stock that are not treated as sales or exchanges under Section 302 of the Code will generally be subject to income tax under the Code as dividends to the extent of current and accumulated earnings and profits of Popular, Inc.

      Backup Withholding. Certain noncorporate U.S. Holders other than Puerto Rico U.S. Holders may be subject to back-up withholding at the fourth lowest rate of tax applicable under Section 1(c) of the Code on dividends paid or the proceeds of a sale, exchange or redemption of 2003 Series A Preferred Stock. Generally, backup withholding applies only when the taxpayer fails to furnish or certify a proper taxpayer identification number or when the payor is notified by the IRS that the taxpayer has failed to report payments of interest and dividends properly. U.S. Holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

Passive Foreign Investment Company Rules

      The Code provides special rules for distributions received by U.S. Holders on stock of a Passive Foreign Investment Company (“PFIC”) as well as amounts received from the sale or other disposition of PFIC stock. For purposes of these rules pledges are considered dispositions.

      Based upon certain proposed Treasury Regulations under the PFIC provisions of the Code (the “Proposed Regulations”), Popular, Inc. believes that it has not been a PFIC for any of its prior taxable years and expects to conduct its affairs in a manner so that it will not meet the criteria to be considered a PFIC in the foreseeable future. If, contrary to Popular, Inc.’s expectation, the 2003 Series A Preferred Stock were considered to be shares of a PFIC for any taxable year, a U.S. Holder would generally be subject to special rules, regardless of whether Popular, Inc. remains a PFIC, with respect to (1) any “excess distribution” by Popular, Inc. to the U.S. Holder, and (2) any gain realized on the sale, pledge or other disposition of 2003 Series A Preferred Stock. An “excess distribution” is, generally, any distributions received by the U.S. Holder on the 2003 Series A Preferred Stock in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or the U.S. Holder’s holding period for the 2003 Series A Preferred Stock if shorter.

      Under these rules, (1) the excess distribution or gain would be allocated ratably over the U.S. Holder’s holding period for the 2003 Series A Preferred Stock, (2) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which Popular, Inc. is a PFIC would be taxed as ordinary income, and (3) the amount allocated to each of the other taxable years would, with certain exceptions, be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax attributable to each such year.

      As an alternative to these rules, if Popular, Inc. were a PFIC, U.S. Holders may, in certain circumstances, elect a mark-to-market treatment with respect to their 2003 Series A Preferred Stock, provided that the 2003 Series A Preferred Stock will constitute “marketable stock” for purposes of these rules.

      In general, the Proposed Regulations provide that Puerto Rico U.S. Holders would be subject to the rule described in (3) above only to the extent that any excess distribution or gain is allocated to a taxable year during which the individual held the 2003 Series A Preferred Stock and was not a bona fide resident of Puerto Rico during the entire taxable year within the meaning of Section 933 of the Code or, in certain cases, a portion thereof. The portion of the excess distribution or gain allocated to the current taxable year of the Puerto Rico U.S. Holders will not be subject to United States federal income taxation pursuant to Code Section 933.

      Under current law, if Popular, Inc. is a PFIC in any year, a U.S. Holder who beneficially owns 2003 Series A Preferred Stock during that year must make an annual return on IRS Form 8621 that describes any distributions received from Popular, Inc. and any gain realized on the disposition of 2003 Series A Preferred Stock.

Estate and Gift Taxation

      The transfer of 2003 Series A Preferred Stock by inheritance or gift from a decedent who was a resident of Puerto Rico at the time of his or her death or at the time of the gift will not be subject to U.S. federal estate and gift tax if the decedent was a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico. Other individuals should consult their own tax advisors in order to determine the appropriate treatment for U.S. federal estate and gift tax purposes of the transfer of the 2003 Series A Preferred Stock by death or gift.

Underwriting

       Subject to the terms and conditions set forth in an underwriting agreement (the “Underwriting Agreement”), Popular, Inc. has agreed to sell to each of the underwriters named below, and each of the underwriters severally has agreed to purchase from Popular, Inc., the aggregate number of shares of 2003 Series A Preferred Stock set forth opposite its name below.

Number of
Underwriters	shares(1)

Popular Securities, Inc.	2,643,000
UBS PaineWebber Incorporated of Puerto Rico	1,200,000
Salomon Smith Barney Inc.	1,080,000
Santander Securities Corporation	400,000
Oriental Financial Services Corporation	400,000
R-G Investments Corporation	400,000
BBVA Capital Markets of Puerto Rico, Inc.	312,000
Keefe, Bruyette & Woods, Inc.	65,000

Total	6,500,000

(1)	Assumes no exercise of the underwriters’ over-allotment option.

      Under the terms and conditions of the Underwriting Agreement, Popular, Inc. is obligated to sell, and the underwriters are obligated to purchase, all of the shares of 2003 Series A Preferred Stock shown in the table above, if any of the shares of 2003 Series A Preferred Stock are purchased.

      The underwriters propose to offer the shares of 2003 Series A Preferred Stock to the public initially at the public offering price set forth on the cover page of this prospectus supplement and to certain selected dealers at the public offering price less a concession not to exceed $0.375 per share. After the offering to the public, the public offering price and the concession to selected dealers may be changed by the underwriters.

      Popular, Inc. has granted the underwriters an option exercisable for 30 days from the date of this prospectus supplement, to purchase up to 975,000 additional shares of 2003 Series A Preferred Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discounts, as shown on the cover page of this prospectus supplement. If the underwriters exercise this option, then each of the underwriters will have a firm commitment, subject to certain conditions contained in the Underwriting Agreement, to purchase a number of option shares proportionate to the underwriter’s initial commitment as indicated in the table above. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of 2003 Series A Preferred Stock offered hereby.

      The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Popular, Inc. as well as the proceeds received by Popular, Inc. from the offering, before deducting expenses. The amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase up to an additional 975,000 shares.

			Total,
			assuming full
			exercise of
			over-allotment
	Per share	Total	option

Public offering price	$25.0000	$162,500,000	$186,875,000
Underwriting discounts and commissions	0.7875	5,118,750	5,886,563
Proceeds, before expenses, to Popular, Inc.	24.2125	157,381,250	180,988,437

      Until the distribution of the 2003 Series A Preferred Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and purchase the 2003 Series A Preferred Stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of the 2003 Series A Preferred Stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the 2003 Series A Preferred Stock.

      If the underwriters create a short position in the 2003 Series A Preferred Stock in connection with the offering, i.e. if the underwriters sell more shares of 2003 Series A Preferred Stock than are set forth on the cover page of this prospectus supplement, they may reduce that short position by purchasing shares of 2003 Series A Preferred Stock in the open market. The underwriters may also elect to reduce any short position by purchasing all or part of the over-allotment option described above.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases.

      Popular, Inc. estimates that the total expenses of this offering, excluding underwriting discounts and commissions, will be $365,000.

      The maximum commission or discount to be received by any member of the National Association of Securities Dealers, Inc. (the “NASD”) or independent broker-dealer in connection with the sale of any securities of Popular, Inc. that are registered pursuant to the registration statement of which this prospectus supplement is a part will not be greater than 8%.

      In connection with this offering, Popular, Inc. has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect thereof.

      The 2003 Series A Preferred Stock has been approved for quotation on the Nasdaq Stock Market under the symbol “BPOPO.” Trading of the 2003 Series A Preferred Stock is expected to commence approximately 30 days after the initial delivery of the 2003 Series A Preferred Stock. Popular, Inc. has been advised by the underwriters that they intend to make a market in the 2003 Series A Preferred Stock prior to the commencement of trading. The underwriters will have no obligation to make a market in the 2003 Series A Preferred Stock, however, and may cease market making activities, if commenced, at any time.

      Popular Securities, Inc., is a wholly-owned subsidiary of Popular, Inc. and a member of the National Association of Securities Dealers, Inc. Accordingly, the offering of the 2003 Series A Preferred Stock is being conducted in accordance with Rule 2720 of the NASD’s Conduct Rules. The underwriters have informed Popular, Inc. that, in accordance with the applicable provisions of NASD Conduct Rule 2720(c), they will not sell shares of the 2003 Series A Preferred Stock to accounts over which they exercise discretionary investing authority without the prior written authorization of the customer.

      Several of the underwriters have from time to time been customers of, engaged in transactions with, or performed services for, Popular, Inc. and its subsidiaries in the ordinary course of business. The underwriters may continue to do so in the future.

Legal Matters

       The validity of the shares of 2003 Series A Preferred Stock offered hereby will be passed upon for Popular, Inc. by Brunilda Santos de Alvarez, Esq., Executive Vice President and General Counsel to Popular, Inc., and Pietrantoni Méndez & Alvarez LLP, San Juan, Puerto Rico. Certain legal matters will be passed upon for the underwriters by O’Neill & Borges, San Juan, Puerto Rico. As of the date of this prospectus supplement, Brunilda Santos de Alvarez, Esq. owns, directly or indirectly, 6,425 shares of common stock of Popular, Inc. pursuant to Popular, Inc.’s employee stock ownership plan and otherwise. She also held stock options to acquire 11,386 shares of common stock pursuant to Popular, Inc.’s stock option plan. As of the date of this prospectus supplement, partners of Pietrantoni Méndez & Alvarez LLP owned, in the aggregate, approximately 7,231 shares of common stock of Popular, Inc.

Experts

       The consolidated financial statements of Popular, Inc. as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, incorporated by reference into this prospectus supplement and into the accompanying prospectus from Popular, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

POPULAR, INC.

OR

POPULAR INTERNATIONAL BANK, INC.

OR

POPULAR NORTH AMERICA, INC.

DEBT SECURITIES AND PREFERRED STOCK

•	By this prospectus, we may offer from time to time up to $2,000,000,000 of our:

•	debt securities and

•	preferred stock

•	Popular, Inc. will unconditionally and absolutely guarantee all debt securities and preferred stock offered by Popular International Bank, Inc. or Popular North America, Inc.

•	When we offer debt securities or preferred stock, we will provide you with a prospectus supplement or a term sheet describing the terms of the specific issue of debt securities or preferred stock, including the offering price.

•	You should read this prospectus and the prospectus supplement or the term sheet relating to the specific issue of debt securities or preferred stock carefully before you invest.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

       We may sell the debt securities or preferred stock directly or through one or more agents or dealers. The agents are not required to sell any specific number or amount of the debt securities or preferred stock.

      We may use this prospectus in the initial sale of any security. In addition, we or affiliates may use this prospectus in a market-making transaction in any security after its initial sale. Unless we or our agent informs the purchaser otherwise, this prospectus is being used in a market-making transaction.

      When we define a specialized term, it appears in bold, italicized type. We refer to the debt securities and preferred stock issued under the terms of this prospectus as the securities and to Popular, Inc.’s guarantee of securities offered by Popular International Bank, Inc. or Popular North America, Inc. as the guarantees.

The date of this prospectus is November 19, 2001.

Popular, Inc.

      Popular, Inc. is a diversified, publicly owned bank holding company, registered under the Bank Holding Company Act of 1956, as amended and, accordingly, subject to the supervision and regulation of the Board of Governors of the Federal Reserve System. Popular, Inc. was incorporated in 1984 under the laws of the Commonwealth of Puerto Rico and is the largest financial institution in Puerto Rico.

      Popular, Inc.’s principal subsidiary, Banco Popular de Puerto Rico, was incorporated in 1893 and is Puerto Rico’s largest bank. A consumer-oriented bank, Banco Popular de Puerto Rico has the largest retail franchise and the largest trust operation in Puerto Rico. Banco Popular de Puerto Rico also operates one or more branches in the U.S. Virgin Islands, the British Virgin Islands and New York. Banco Popular de Puerto Rico’s deposits are insured under the Bank Insurance Fund of the Federal Deposit Insurance Corporation.

      Banco Popular de Puerto Rico has three subsidiaries: Popular Auto, Inc., Puerto Rico’s largest vehicle financing, leasing and daily rental company; Popular Finance, Inc., a small-loan and second mortgage company in Puerto Rico; and Popular Mortgage, Inc., a mortgage loan company in Puerto Rico.

      Popular, Inc. has three other principal subsidiaries: Popular Securities, Inc., Popular International Bank, Inc. and GM Group, Inc. Popular Securities, Inc. is a securities broker-dealer in Puerto Rico with financial advisory, investment and security brokerage operations for institutional and retail customers and may be an underwriter of the securities. More information regarding Popular International Bank, Inc. and its subsidiary Popular North America, Inc., Inc. is presented below under “Popular International Bank, Inc.” and “Popular North America, Inc.” GM Group, Inc. provides electronic data processing and consulting services, sale and rental of electronic data processing equipment, and sale and maintenance of computer software to clients in the United States, the Caribbean and Latin America through offices in Puerto Rico, Miami, Venezuela and the Dominican Republic.

      In addition, Popular, Inc. has an 85% investment in Newco Mortgage Holding Corporation, a mortgage banking organization with operations in Puerto Rico that does business as Levitt Mortgage.

      Popular, Inc.’s principal executive offices are located at 209 Munoz Rivera Avenue, Hato Rey, Puerto Rico 00918, and its telephone number is (787) 765-9800.

Popular International Bank, Inc.

      Popular International Bank, Inc., a wholly owned subsidiary of Popular, Inc., was organized in 1992 under the laws of the Commonwealth of Puerto Rico. Popular International Bank, Inc. operates as an “international banking entity” under the International Banking Center Regulatory Act of Puerto Rico and is a registered bank holding company under the Bank Holding Company Act. Popular International Bank, Inc. owns the outstanding stock of Popular North America, Inc., ATH Costa Rica and CreST, S.A. Effective May 30, 2001, Popular International Bank, Inc. exercised its option to acquire 19.99% of Centro Financiero BHD, S.A., a diversified financial company in the Dominican Republic. Popular International Bank, Inc. is principally engaged in providing managerial services to its subsidiaries.

      Condensed consolidating financial information of Popular, Inc. with separate columns for the parent company, Popular International Bank, Inc., other subsidiaries of Popular, Inc. on a combined basis, consolidating adjustments and the total consolidated amounts are included in the notes to Popular, Inc.’s consolidated financial statements that are incorporated by reference.

      Popular International Bank, Inc.’s principal executive offices are located at 209 Munoz Rivera Avenue, Hato & Rey, Puerto Rico 00918, and its telephone number is (787) 765-9800.

Popular North America, Inc.

      Popular North America, Inc., a wholly-owned subsidiary of Popular International Bank, Inc. and an indirect wholly-owned subsidiary of Popular, Inc., was organized in 1991 under the laws of the State of Delaware and is a registered bank holding company under the Bank Holding Company Act. Popular North America, Inc. functions as a holding company for Popular, Inc.’s mainland U.S. operations. Popular North America, Inc. has five wholly owned direct subsidiaries: Banco Popular North America, Inc., a full service commercial bank incorporated in New York State; Equity One, Inc., a diversified consumer finance company; Popular Cash Express, Inc., a retail financial services company; BanPonce Trust I, a statutory business trust; and Banco Popular, National Association, chartered in Orlando, Florida. Banco Popular, National Association commenced operations as a full service commercial bank on July 1, 2000. Popular Insurance, Inc., a wholly owned non-bank subsidiary of Banco Popular, National Association and an indirect subsidiary of Popular North America, Inc., also commenced operations on July 1, 2000. Popular Insurance, Inc. is a general insurance agency that offers insurance products in Puerto Rico.

      Banco Popular North America, Inc. conducts banking operations in the mainland United States. The deposits of Banco Popular North America, Inc. are insured under the Bank Insurance Fund of the FDIC.

      In addition, Banco Popular North America, Inc. owns all of the outstanding stock of Popular Leasing, USA, a non-banking subsidiary that offers small ticket equipment leasing in the mainland United States.

      Equity One, Inc., a wholly owned subsidiary of Popular North America, Inc., is engaged in the business of granting personal and mortgage loans and providing dealer financing in the mainland United States. Popular Cash Express, Inc., a wholly owned subsidiary of Popular North America, Inc., offers services such as check cashing, money transfers to other countries, money order sales and processing of payments through offices and mobile check cashing units in the mainland United States.

      Condensed consolidating financial information of Popular, Inc. with separate columns for the parent company, Popular North America, Inc., other subsidiaries of Popular, Inc. on a combined basis, consolidating adjustments and the total consolidated amounts are included in the notes to Popular, Inc.’s consolidated financial statements that are incorporated by reference.

      Popular North America, Inc.’s principal executive offices are located at Marlton Crossing Office Park, 400 Lippincott Drive, Marlton, New Jersey 08053, and its telephone number is (787) 765-9800.

      If you want to find more information about us, please see the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in this prospectus.

      In this prospectus, references to “we”, “us” and “our” refer to Popular, Inc., Popular International Bank, Inc. and Popular North America, Inc. collectively and do not include any consolidated subsidiaries. When we refer to “your security” and “your prospectus supplement”, we mean the security you have purchased and the prospectus supplement describing the specific terms of your security. When we refer to the “issuers”, we mean Popular, Inc., Popular International Bank, Inc. and Popular North America, Inc.

Consolidated Ratio of Earnings to Fixed Charges and Ratio of Earnings to

Fixed Charges and Preferred Stock Dividends of Popular, Inc.

	Nine Months
	Ended	Year Ended December 31,
	September 30,
	2001	2000	1999	1998	1997	1996

Ratio of Earnings to Fixed Charges:
Excluding Interest on Deposits	1.8	1.6	1.7	1.8	1.8	2.0
Including Interest on Deposits	1.4	1.3	1.4	1.4	1.4	1.4
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Excluding Interest on Deposits	1.7	1.6	1.7	1.8	1.8	2.0
Including Interest on Deposits	1.4	1.3	1.4	1.4	1.4	1.4

      For purposes of computing these consolidated ratios, earnings represents income before income taxes plus fixed charges. Fixed charges represents all interest expense (ratios are presented both excluding and including interest on deposits), the portion of net rental expense which is deemed representative of the interest factor, the amortization of debt issuance expense and capitalized interest.

Use of Proceeds

      We may use the net proceeds from the sale of the securities for:

•	general corporate purposes, including investments in, or extensions of credit to, existing and future subsidiaries,

•	the acquisition of other banking and financial institutions, and

•	repayment of outstanding borrowings.

      We do not at present have any plans to use the proceeds from any offering for a material acquisition or to repay outstanding borrowings. All or a substantial portion of the proceeds from the sale of securities issued by Popular North America, Inc. will be loaned by Popular North America, Inc. to its direct or indirect subsidiaries, including Equity One, or used by Popular North America, Inc. for general corporate purposes. The net proceeds from the sale of securities by Popular International Bank, Inc. will be loaned by Popular International Bank, Inc. to its affiliates or used by Popular International Bank, Inc. for general corporate purposes. The precise amounts and timing of the application of proceeds will depend on various factors existing at the time of offering of the securities, including Popular, Inc.’s subsidiaries’ funding requirements and the availability of other funds. Until used, the proceeds may be temporarily invested in short-term obligations.

Description of Debt Securities We May Offer

Information About Our Debt Securities

      Three different issuers may offer debt securities using this prospectus: Popular, Inc., Popular International Bank, Inc. and Popular North America, Inc. In this section, we use “we” when referring to the issuers collectively and “the issuer” when referring to the particular company that issues a particular debt security or series of debt securities.

      As required by U.S. federal law for all debt securities of companies that are publicly offered, the debt securities issued under this prospectus are governed by documents called indentures. The indentures are contracts between us and Bank One, NA, which currently acts as trustee under each of the indentures. The trustee has two main roles:

•	First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described later under “— Default and Remedies”; and

•	Second, the trustee performs administrative duties for us, such as sending you interest payments, transferring your debt security to a new buyer if you sell and sending you notices.

      The indentures permit us to issue different series of debt securities from time to time. We may issue debt securities in such amounts, at such times and on such terms as we wish. The debt securities will differ from one another in their terms.

      Popular, Inc. may issue senior debt securities under an indenture dated as of February 15, 1995, as supplemented by the First Supplemental Indenture dated as of May 8, 1997 and as further supplemented by the Second Supplemental Indenture dated as of August 5, 1999, in each case between Popular, Inc. and the trustee. Popular, Inc. may issue subordinated debt securities under an indenture dated as of November 30, 1995 between Popular, Inc. and the trustee. Popular North America, Inc. may issue senior debt securities under an indenture dated as of October 1, 1991, as supplemented by the First Supplemental Indenture dated as of February 28, 1995, the Second Supplemental Indenture dated as of May 8, 1997 and the Third Supplemental Indenture dated as of August 5, 1999, in each case among Popular, Inc., Popular North America, Inc. and the trustee. If Popular International Bank, Inc. issues either senior or subordinated debt securities or if Popular North America, Inc. issues subordinated debt securities, it will enter into an appropriate indenture with a trustee.

      The indentures mentioned in the previous paragraph are referred to collectively as the indentures. The debt securities issued under the indentures referred to in the previous paragraph are referred to collectively as the debt securities. The senior debt securities of Popular, Inc., Popular International Bank, Inc. and Popular North America, Inc. are referred to collectively as the senior debt securities and the subordinated debt securities of Popular, Inc., Popular International Bank, Inc. and Popular North America, Inc. are referred to collectively as the subordinated debt securities. A copy or form of each indenture is filed as an exhibit to the registration statement relating to the debt securities.

      Unless otherwise indicated in the applicable prospectus supplement, the covenants contained in the indentures and the debt securities will not afford holders of the debt securities protection in the event of a sudden decline in credit rating that might result from a recapitalization, restructuring or other highly leveraged transaction.

      This section summarizes the material terms that will apply generally to a series of debt securities. Each particular debt security will have financial and other terms specific to it, and the specific terms of each debt security will be described in a prospectus supplement attached to the front of this prospectus. Those terms may vary from the terms described here. As you read this section, therefore, please remember that the specific terms of your debt security as described in your prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. The statements we make in this section may not apply to your debt security.

Amounts That We May Issue

      The indentures do not limit the aggregate amount of debt securities that we may issue, nor do they limit the aggregate amount of any particular series. We have initially authorized the issuance of debt securities and preferred stock having an initial offering price no greater than $2,000,000,000, or an equivalent amount in any other currencies or currency units. We may, however, increase this authorized amount at any time without your consent.

      The indentures and the debt securities do not limit our ability to incur other indebtedness or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the debt securities, except as described under “— Restrictive Covenants” below.

How the Debt Securities Rank Against Other Debt

      Unless otherwise specified in the prospectus supplement, the debt securities will not be secured by any property or assets of the issuers. Thus, by owning a debt security, you are one of the unsecured creditors of the issuer of your debt security. The senior debt securities will not be subordinated to any of our other debt obligations. This means that, in a bankruptcy or liquidation proceeding against the issuer the senior debt securities would rank equally in right of payment with all other unsecured and unsubordinated indebtedness of the issuer of the debt security. The subordinated debt securities may be subordinated to any of our other debt obligations as described in “— Special Terms Relating to the Subordinated Debt Securities” below.

This Section Is Only a Summary

      The indentures and their associated documents, including your debt security, contain the full legal text of the matters described in this section and your prospectus supplement. The indentures and the debt securities are governed by New York law. A copy of each indenture or form of indenture has been filed with the SEC as part of our registration statement. See “— Where You Can Find More Information” below for information on how to obtain a copy.

      Because this section and your prospectus supplement provide only a summary, they do not describe every aspect of the indentures and your debt security. This summary is subject to and qualified in its entirety by reference to all the provisions of the indentures, including definitions of certain terms used in the indentures. For example, in this section and your prospectus supplement, we use terms that have been given special meaning in the indentures. In this section, however, we describe the meaning for only the more important of those terms.

Features Common to All Debt Securities

Stated Maturity and Maturity

      The day on which the principal amount of your debt security is scheduled to become due and payable is called the stated maturity of the principal and is specified in your prospectus supplement. The principal may become due sooner, by reason of redemption or acceleration after a default. The day on which the principal actually becomes due, whether at the stated maturity or earlier, is called the maturity of the principal.

      We also use the terms “stated maturity” and “maturity” to refer to the dates when other payments become due. For example, we may refer to a regular interest payment date when an installment of interest is scheduled to become due as the “stated maturity” of that installment. When we refer to the “stated maturity” or the “maturity” of a debt security without specifying a particular payment, we mean the stated maturity or maturity, as the case may be, of the principal.

Currency of Debt Securities

      Amounts that become due and payable on your debt security will be payable in a currency, composite currency or basket of currencies specified in your prospectus supplement.

      We call this currency, composite currency or basket of currencies a specified currency. The specified currency for your debt security will be U.S. dollars unless your prospectus supplement states otherwise. A specified currency may include the euro. Some debt securities may have different specified currencies for principal and interest.

      You will have to pay for your debt securities by delivering the requisite amount of the specified currency for the principal to the dealer or dealers that we name in your prospectus supplement, unless other arrangements have been made between you and us or between you and that dealer or dealers. We will make payments on your debt securities in the specified currency, except as otherwise described in your prospectus supplement.

Types of Debt Securities

      We may issue the following types of debt securities:

•	Fixed Rate Debt Securities. A debt security of this type will bear interest at a fixed rate described in the applicable prospectus supplement. This type includes zero coupon debt securities, which bear no interest and are instead issued at a price lower than the principal amount.

•	Floating Rate Debt Securities. A debt security of this type will bear interest at rates that are determined by reference to an interest rate formula. In some cases, the rates may also be adjusted by adding or subtracting a spread or multiplying by a spread multiplier and may be subject to a minimum rate or a maximum rate. If your debt security is a floating rate debt security, the formula and any adjustments that apply to the interest rate will be described in your prospectus supplement.

•	Indexed Debt Securities. A debt security of this type provides that the principal amount payable at its maturity, and/or the amount of interest payable on an interest payment date, will be determined by reference to one or more currencies, commodities or stocks, including baskets of stocks and stock indices, or to any other index described in the applicable prospectus supplement. If you are a holder of an indexed debt security, you may receive a principal amount at maturity that is greater than or less than the face amount of your debt security depending upon the value of the applicable index at maturity. That value may fluctuate over time. Some indexed debt securities may also be exchangeable, at the option of the holder or the applicable issuer, into stock of an issuer other than the issuer of the indexed debt securities. If you purchase an indexed debt security, your prospectus supplement will include information about the relevant index and about how amounts that are to become payable will be determined by reference to that index. If you purchase a security exchangeable into stock of an issuer other than the issuer of the indexed debt securities, your prospectus supplement will include information about the issuer and may also tell you where additional information about the issuer is available. Before you purchase any indexed debt security, you should read carefully the section of your prospectus supplement entitled “Risks Relating to Indexed Debt Securities”.

      A fixed rate debt security, a floating rate debt security or an indexed debt security may be an original issue discount debt security. A debt security of this type is issued at a price lower than its principal amount and provides that, upon redemption or acceleration of its maturity, an amount less than its principal amount will be payable. A debt security issued at a discount to its principal may, for U.S. federal income tax purposes, be considered an original issue discount debt security, regardless of the amount payable upon redemption or acceleration of maturity.

Information in the Prospectus Supplement

      Your prospectus supplement will describe one or more of the following terms of your debt security:

•	the issuer of the series of debt securities

•	the title of the series of debt securities;

•	the stated maturity;

•	whether your debt security is a senior or subordinated debt security;

•	the specified currency or currencies for principal and interest, if not U.S. dollars;

•	the price at which we originally issue your debt security, expressed as a percentage of the principal amount, and the original issue date;

—	If you purchase your note in a market-making transaction, you will receive information about the price you pay and your trade and settlement dates in a separate confirmation of sale. A market-making transaction is one in which Popular Securities or another of our affiliates resells a note that it has previously acquired from another holder. A market-making transaction in a particular note occurs after the original issuance and sale of the note.

•	whether your debt security is a fixed rate debt security, a floating rate debt security or an indexed debt security, and also whether it is an original issue discount debt security;

•	if your debt security is a fixed rate debt security, the rate at which your debt security will bear interest, if any, the regular record dates and the interest payment dates;

•	if your debt security is a floating rate debt security, the interest rate basis; any applicable index, currency or maturity, spread or spread multiplier or initial, maximum or minimum rate; the interest reset, determination, calculation and payment dates; and the calculation agent;

•	if your debt security is an original issue discount debt security, the yield to maturity;

•	if your debt security is an indexed debt security, the principal amount the issuer will pay you at maturity, the amount of interest, if any, the issuer will pay you on an interest payment date or the formula the issuer will use to calculate these amounts, if any, and whether your debt security will be exchangeable for or payable in stock of an issuer other than the issuer of the indexed debt security or other property;

•	whether your debt security may be redeemed or repaid by the issuer at our or the holder’s option before the stated maturity and, if so, other relevant terms such as the redemption commencement date, repayment date(s), redemption price(s) and redemption period(s), all of which we describe under “— Redemption and Repayment” below;

•	whether we will issue or make available your debt security in non-book-entry form;

•	the denominations in which securities will be issued (if other than integral multiples of U.S. $1,000); and

•	any other terms of your debt security that are consistent with the provisions of the indentures.

Legal Ownership of Securities

     Please note that in this prospectus, the term “holders” means those who own securities registered in their own names on the books that we or the trustee maintain for this purpose and not those who own beneficial interests in securities registered in “street name” or in securities issued in book-entry form through The Depository Trust Company.

      We refer to those who have securities registered in their own names, on the books that we or the trustee maintain for this purpose, as the holders of those securities. These persons are the legal holders of the securities. We refer to those who, indirectly through others, own beneficial interests in securities that are not registered in their own names as indirect owners of those securities. As we discuss below, indirect owners are not legal holders, and investors in securities issued in book-entry form, which we refer to as book-entry securities, or in street name will be indirect owners.

Book-Entry Owners

      Securities represented by one or more global securities are registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the securities on behalf of themselves or their customers.

      Under the indentures, only the person in whose name a security is registered is recognized as the holder of that security. Consequently, for book-entry securities, we will recognize only the depositary as the holder of the securities, and we will make all payments on the securities to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants make these payments under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the securities.

      As a result, investors in global securities will not own debt securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as debt securities are issued in global form, investors will be indirect owners, and not holders, of the securities. More information regarding the depositary, participants and indirect owners is described under “— Special Considerations for Global Debt Securities — Information Relating to DTC”.

Street Name Owners

      We may terminate a global security or issue securities initially in non-global form. In these cases, investors may choose to hold their securities in their own names or in “street name”. Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those securities through an account he or she maintains at that institution.

      For securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the securities are registered as the holders of those securities, and we will make all payments on those securities to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold securities in street name will be indirect owners, not holders, of those securities.

      If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holder’s consent, if ever required;

•	whether and how you can instruct it to send you debt securities registered in your own name so you can be a holder, if that is permitted in the future;

•	how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the debt securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Legal Holders

      Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to the holders of securities. We do not have obligations to investors who hold beneficial interests in street name, in global securities or by any other indirect means. This will be the case whether an investor chooses to be an indirect owner of a security or has no choice because we issue the securities only in global form.

      For example, once we make payment or give a notice to the holder, we have no further responsibility for that payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect owners but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose — e.g., to amend the indentures or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of the indenture — we would seek the approval only from the holders, and not the indirect owners, of the securities. Whether and how the holders contact the indirect owners is up to the holders.

What Is a Global Debt Security?

      We may issue each debt security only in book-entry form. Each debt security issued in book-entry form will be represented by a global debt security that we will deposit with and register in the name of a financial institution or its nominee, that we select. The financial institution that we select for this purpose is called the depositary. Unless we say otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all debt securities issued in book-entry form.

      A global debt security may represent one or any other number of individual debt securities. Generally, all debt securities represented by the same global debt security will have the same terms. We may, however, issue a global debt security that represents multiple debt securities that have different terms and are issued at different times. We call this kind of global debt security a master global debt security.

      A global debt security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under “— Special Considerations for Global Debt Securities — Special Situations When a Global Debt Security Will Be Terminated”. As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all debt securities represented by a global debt security, and investors will be permitted to own only beneficial interests in a global debt security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose debt security is represented by a global debt security will not be a legal holder of the debt security, but only an indirect owner of a beneficial interest in the global debt security.

      If the prospectus supplement for a particular debt security indicates that the debt security will be issued in “global form only”, then the debt security will be represented by a global debt security at all times unless and until the global debt security is terminated under one of the special situations described below under “— Special Considerations for Global Debt Securities — Special Situations When a Global Debt Security Will Be Terminated”. The global debt security may be a master global debt security, although your prospectus supplement will not indicate whether it is a master global debt security.

Special Considerations for

Global Debt Securities

      As an indirect owner, an investor’s rights relating to a global debt security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a legal holder of debt securities and instead deal only with the depositary that holds the global debt security.

Information Relating to DTC

      DTC will act as securities depository for the book-entry securities. The book-entry securities will be issued as fully registered securities registered in the name of Cede & Co. (DTC’s partnership nominee). One fully registered global debt security will be issued for each issue of book-entry securities, each in the aggregate principal amount of that issue, and will be deposited with DTC. If, however, the aggregate principal amount of any issue exceeds $400,000,000, one global debt security will be issued with respect to each $400,000,000 of principal amount and an additional global debt security will be issued with respect to any remaining principal amount of that issue.

      DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers (including the agents), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to DTC’s system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

      Purchases of book-entry securities under DTC’s system must be made by or through direct participants, which will receive a credit for the book-entry securities on DTC’s records. The ownership interest of each actual purchaser of each book-entry note represented by a global debt security, which we refer to as an indirect owner, is in turn to be recorded on the records of direct participants and indirect participants. Indirect owners will not receive written confirmation from DTC of their purchase, but they are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such indirect owners entered into the transaction. Transfers of ownership interests in a global debt security representing book-entry securities are to be accomplished by entries made on the books of participants acting on behalf of indirect owners. Indirect owners of a global debt security representing book-entry securities will not receive non-global certificates representing their ownership interests in the book-entry securities, except if use of the book-entry system for the book-entry securities is discontinued.

      To facilitate subsequent transfers, all global debt securities representing book-entry securities which are deposited with, or on behalf of, DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of global debt securities with, or on behalf of, DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual indirect owners of the global debt securities representing the book-entry securities; DTC’s records reflect only the identity of the direct participants to whose accounts the book-entry securities are credited, which may or may not be the indirect owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to indirect owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Neither DTC nor Cede & Co. will consent or vote with respect to the global debt securities representing the book-entry securities. Under its usual procedures, DTC mails an omnibus proxy to a company as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the book-entry securities are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

      Principal, premium, if any, and/or interest, if any, payments on the global debt securities representing the book-entry securities will be made in immediately available funds to DTC. DTC’s practice is to credit direct participants’ accounts on the applicable payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on that date. Payments by participants to indirect owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of those participants and not of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is the responsibility of the issuer and the trustee, disbursement of the payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the indirect owners will be the responsibility of direct participants and indirect participants.

      If applicable, redemption notices will be sent to Cede & Co. If less than all of the book-entry securities of like tenor and terms are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in the issue to be redeemed.

      An indirect owner will give notice of any option to elect to have its book-entry securities repaid by us, through its participant, to the trustee, and will effect delivery of the book-entry securities by causing the direct participant to transfer the participant’s interest in the global debt security or securities representing the book-entry securities, on DTC’s records, to the trustee. The requirement for physical delivery of book-entry securities in connection with a demand for repayment will be deemed satisfied when the ownership rights in the global debt security or securities representing the book-entry securities are transferred by direct participants on DTC’s records.

      DTC may discontinue providing its services as securities depository with respect to the book-entry securities at any time by giving reasonable notice to us or the trustee. Under these circumstances, if a successor securities depository is not obtained, non-global certificates are required to be printed and delivered.

      We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, non-global certificates will be printed and delivered.

      The information in this section concerning DTC and DTC’s system has been obtained from sources that we believe to be reliable, but neither we nor any agent takes any responsibility for the accuracy of this information.

      If debt securities are issued only in the form of a global debt security, an investor should be aware of the following:

•	An investor cannot get the debt securities registered in his or her own name and cannot get non-global certificates for his or her interest in the debt securities, except in the special situations we describe below;

•	An investor will be an indirect owner and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities, as we describe under “— Legal Ownership of Securities” above;

•	An investor may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form;

•	The depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to the investor’s interest in a global debt security. We and the trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global debt security. We and the trustee also do not supervise the depositary in any way;

•	The depositary may require that those who purchase and sell interests in a global debt security within its book-entry system use immediately available funds, and your broker or bank may require you to do so as well; and

•	Financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in the global debt securities, may also have their own policies affecting payments, notices and other matters relating to the debt securities. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations When a Global Debt Security Will Be Terminated

      In a few special situations described below, a global debt security will be terminated and interests in it will be exchanged for certificates in non-global form representing the debt securities it represented. After that exchange, the choice of whether to hold the debt securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global debt security transferred on termination to their own names, so that they will be legal holders. We have described the rights of holders and street name investors above under “— Legal Ownership of Securities”.

      The special situations for termination of a global debt security are:

•	when the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global debt security and we do not appoint another institution to act as depositary within 60 days;

•	when we notify the trustee that we wish to terminate that global debt security; or

•	when an event of default has occurred with regard to debt securities represented by that global debt security and has not been cured or waived; we discuss defaults below under “— Default and Remedies”.

      When a global debt security is terminated, only the depositary, and not we or the trustee, is responsible for deciding the names of the institutions in whose names the debt securities represented by the global debt security will be registered and, therefore, who will be the holders of those debt securities.

Notices

      Notices to be given to holders of a global note will be given only to the depositary, in accordance with its applicable policies as in effect from time to time. Notices to be given to holders of notes not in global form will be sent by mail to the respective addresses of the holders as they appear in the trustee’s records, and will be deemed given when mailed. Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

     In the remainder of this description “you” means direct holders and not book entry, street name or other indirect owners of debt securities.

Form, Exchange,

Registration and Transfer

      Debt securities may be issued:

•	only in fully registered form; and

•	without interest coupons.

      Holders may exchange their non-global debt securities for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. This is called an “exchange”.

      Holders may exchange or transfer their certificated debt securities at the office of the trustee. We will initially appoint the trustee to act as our agent for registering debt securities in the names of holders and transferring debt securities. We may appoint another entity to perform these functions or perform them ourselves. The entity performing the role of maintaining the list of registered holders is called the security registrar. It will also perform transfers.

      Holders will not be required to pay a service charge to transfer or exchange their debt securities, but they may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership.

      If we have designated additional transfer agents for your debt security, they will be named in your prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

      If any debt securities are redeemable and we redeem less than all those debt securities, we may prohibit the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of any debt security selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security being partially redeemed.

      If a debt security is issued as a global debt security, only the depositary will be entitled to transfer and exchange the debt security as described in this subsection because it will be the sole holder of the debt security.

Payment and Paying Agent

      The issuer will only be required to make payment of the principal on a debt security if you surrender the debt security to the paying agent for that debt security. The issuer will only be required to make payment of principal and interest at the office of the paying agent, except that at its option, it may pay interest by mailing a check to the holder. Unless we indicate otherwise in the applicable prospectus supplement, the issuer will pay interest to the person who is the holder at the close of business on the record date for that interest payment, even if that person no longer owns the debt security on the interest payment date.

      We will specify in the applicable prospectus supplement the regular record date relating to an interest payment date for any fixed rate debt security and for any floating rate debt security.

Payment When Offices Are Closed

      If any payment is due on a debt security on a day that is not a business day, we will make the payment on the next day that is a business day. Payments postponed to the next business day in this situation will be treated under the indentures as if they were made on the original due date. Postponement of this kind will not result in a default under any debt security or indenture, and no interest will accrue on the postponed amount from the original due date to the next day that is a business day unless the applicable prospectus supplement specifies otherwise.

Paying Agent

      We will specify the paying agent for payments with respect to debt securities of each series of debt securities in the applicable prospectus supplement. We may at any time designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we must maintain a paying agent in each place of payment for each series of debt securities.

Unclaimed Payments

      Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to a holder will be repaid to us. After that two-year period, the holder may look only to the issuer (or any guarantor) for payment and not to the trustee, any other paying agent or anyone else.

Redemption and Repayment

      Unless otherwise indicated in your prospectus supplement, your debt security will not be entitled to the benefit of any sinking fund — that is, we will not deposit money on a regular basis into any separate custodial account to repay your debt securities. In addition, except as described below, we will not be entitled to redeem your debt security before its stated maturity unless your prospectus supplement specifies a redemption commencement date. You will not be entitled to require us to buy your debt security from you, before its stated maturity, unless your prospectus supplement specifies one or more repayment dates.

      If your prospectus supplement specifies a redemption commencement date or a repayment date, it will also specify one or more redemption prices or repayment prices, which will be expressed as a percentage of the principal amount of your debt security. It may also specify one or more redemption periods during which the redemption prices relating to a redemption of debt securities will apply.

      If your prospectus supplement specifies a redemption commencement date, your debt security will be redeemable at our option at any time on or after that date. If we redeem your debt security, we will do so at the specified redemption price, together with interest accrued to the redemption date. If different prices are specified for different redemption periods, the price we pay will be the price that applies to the redemption period during which your debt security is redeemed.

      If your prospectus supplement specifies a repayment date, your debt security will be repayable at your option on the specified repayment date at the specified repayment price, together with interest accrued to the repayment date.

      In the event that we exercise an option to redeem any debt security, we will give to the trustee and the holder written notice of the principal amount of the debt security to be redeemed, not less than 30 days nor more than 60 days before the applicable redemption date. Notice of this redemption will be mailed to holders at the address that appears on the register of the redeemed debt securities.

      If a debt security represented by a global debt security is repayable at the holder’s option, the depositary or its nominee, as the holder, will be the only person that can exercise the rights to repayment. Any indirect owners who own beneficial interests in the global debt security and wish to exercise a repayment right must give proper and timely instructions to their banks or brokers through which they hold their interests, requesting that they notify the depositary to exercise the repayment right on their behalf. Different firms have different deadlines for accepting instructions from their customers, and you should take care to act promptly enough to ensure that your request is given effect by the depositary before the applicable deadline for exercise.

     Street name and other indirect owners should contact their banks or brokers for information about how to exercise a repayment right in a timely manner.

      If the option of the holder to elect repayment as described above is deemed to be a “tender offer” within the meaning of Rule 14e-1 under the Securities Exchange Act of 1934, we will comply with Rule 14e-1 as then in effect to the extent applicable.

      We or our affiliates may purchase debt securities from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. Debt securities that we or they purchase may, at our discretion, be held, resold or canceled.

      A change in law, regulation or interpretation could oblige Popular, Inc. or Popular International Bank, Inc. to pay the additional amounts that are discussed in “— Taxation by the Commonwealth of Puerto Rico” below. If this happens, we will have the option of redeeming or repaying an entire series of the debt securities at our discretion after giving between 30 and 60 days’ notice to the holders at a redemption price of 100% of the principal amount of the notes with the accrued interest to the redemption date, or another redemption price specified in the applicable prospectus supplement.

Mergers and Similar Transactions

      Each issuer is generally permitted to merge or consolidate with another entity. Each issuer is also permitted to sell its assets substantially as an entirety to another firm. An issuer may not take any of these actions, however, unless all the following conditions are met:

•	If the successor firm in the transaction is not the applicable issuer, the successor firm must expressly assume that issuer’s obligations under the debt securities, the guarantees and the indentures.

•	Immediately after the transaction, no default under the indentures or debt securities of that issuer has occurred and is continuing. For this purpose, “default under the indentures or debt securities” means an event of default or any event that would be an event of default if the requirements for giving us default notice and for the issuer’s default having to continue for a specific period of time were disregarded. We describe these matters below under “— Default and Remedies”.

      These conditions will apply only if an issuer wishes to merge, consolidate or sell its assets substantially as an entirety. An issuer will not need to satisfy these conditions if it enters into other types of transactions, including any transaction in which it acquires the stock or assets of another firm, any transaction that involves a change of control of it but in which it does not merge or consolidate and any asset sale that does not constitute a sale of its assets substantially as an entirety.

      The meaning of the phrase “substantially as an entirety” as used above will be interpreted in connection with the facts and circumstances of the subject transaction and is subject to judicial interpretation. Accordingly, in certain circumstances, there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of the assets of the issuer substantially as an entirety.

Restrictive Covenants

      In the senior indentures, Popular, Inc. promises not to sell, transfer or otherwise dispose of any voting stock of Banco Popular or permit Banco Popular to issue, sell or otherwise dispose of any of its voting stock, unless, after giving effect to the transaction, Banco Popular, Inc. remains a controlled subsidiary (as defined below), except as provided above under “— Mergers and Similar Transactions”.

      In addition, Popular, Inc. may not permit Banco Popular to:

•	merge or consolidate, unless the survivor is a controlled subsidiary, or

•	convey or transfer its properties and assets substantially as an entirety, except to a controlled subsidiary.

      The senior indentures define “voting stock” as the stock of the class or classes having general voting power under ordinary circumstances to elect a majority of the board of directors, managers or trustees of a corporation. Stock that may vote only if an event occurs that is beyond the control of its holders is not considered voting stock under the senior indentures, whether or not the event has happened. “Controlled subsidiary” means any corporation of which an issuer owns more than 80% of the outstanding voting stock.

      Popular, Inc. also promises in the senior indentures not to, nor to permit any material banking subsidiary to, create, incur or permit to exist any indebtedness for borrowed money secured by a lien or other encumbrance on the voting stock of any material banking subsidiary unless Popular, Inc.’s senior debt securities, Popular, Inc.’s guarantees of Popular North America, Inc.’s senior debt securities and, at Popular, Inc.’s discretion, any other indebtedness with a right of payment equal to Popular, Inc.’s senior debt securities and Popular, Inc.’s guarantees of Popular North America, Inc.’s senior debt securities are secured on an equal basis. “Material banking subsidiary” means any controlled subsidiary chartered as a banking corporation under federal, state or Puerto Rico law that is a significant subsidiary of Popular, Inc. as defined in Rule 1-02 of Regulation S-X of the SEC. As of the date of this prospectus, Banco Popular, Inc. and Banco Popular North America, Inc. are the only material banking subsidiaries of Popular, Inc.

      Liens imposed to secure taxes, assessments or governmental charges or levies are not restricted, however, provided they are:

•	not then due or delinquent;

•	being contested in good faith;

•	are less than $10,000,000 in amount;

•	the result of any litigation or legal proceeding which is currently being contested in good faith or which involves claims of less than $10,000,000; or

•	deposits to secure surety, stay, appeal or customs bonds.

      The subordinated indentures do not contain similar restrictions.

Default and Remedies

      Every year each issuer is required to send the trustee for its debt securities a report on its performance of its obligations under the senior indentures and the subordinated indentures and on any default. You will have special rights if an event of default with respect to your senior debt security occurs and is not cured, as described in this subsection.

Events of Default

      Senior Indentures. With respect to your senior debt security, the term “event of default” means any of the following:

•	The issuer does not pay the principal or any premium, if any, on any senior debt security of that issuer on its due date;

•	The issuer does not pay interest on any senior debt security of that issuer within 30 days after its due date;

•	The issuer does not deposit a sinking fund payment with regard to any senior debt security of that issuer on its due date, but only if the payment is required in the applicable prospectus supplement;

•	The issuer remains in breach of its covenants described under “— Restrictive Covenants” above, or any other covenant it makes in the senior indentures for the benefit of the debt securities of that issuer, for 60 days after it receives a notice of default stating that it is in breach. However, the breach of a covenant that the senior indentures expressly impose only on a different series of senior debt securities than the series of which your senior debt security is a part will not be an event of default with respect to your senior debt security;

•	The issuer, the guarantor (when other than the issuer) or any material banking subsidiary of the issuer defaults under borrowed money debt (see below) totaling in excess of $10,000,000, its obligation to repay that debt is accelerated by our lenders and its repayment obligation remains accelerated, unless the debt is paid, the default is cured or waived or the acceleration is rescinded within 30 days after it receives a notice of default;

•	The issuer, the guarantor (when other than the issuer) or any material banking subsidiary of the issuer files for bankruptcy, or other events of bankruptcy, insolvency or reorganization relating to an issuer, the guarantor (when other than the issuer) or material banking subsidiary of the issuer occur; or

•	If your prospectus supplement states that any additional event of default applies to your senior debt security, that event of default occurs.

      However, a notice of default as described in the fourth and fifth bullet points above must be sent by the trustee or the holders of at least 25% of the principal amount of senior debt securities of the series for those events to be events of default.

      “Borrowed money debt” means any of the issuer’s indebtedness for borrowed money or the indebtedness of a material banking subsidiary of the issuer, other than the series of which your senior debt security is a part.

      The trustee shall give notice of any default, but notice of a default with respect to a covenant as described in the fourth bullet point above will not be given until at least 30 days after it occurs.

      Subordinated Indentures. With respect to your subordinated debt security, the term “event of default” means that a filing for bankruptcy or other events of bankruptcy, insolvency or reorganization relating to the issuer occurs. The subordinated indentures do not provide for any right of acceleration of the payment of principal upon a default in the payment of principal or interest or in the performance of any covenant or agreement on a series of subordinated debt securities or on the subordinated indentures.

Remedies If an Event of Default Occurs

      Under certain circumstances, the holders of not less than a majority in principal amount of the debt securities of any series may waive a default for all the debt securities of that series. If this happens, the default will be treated as if it had not occurred.

      Senior Indentures. If an event of default on the senior debt securities of any series has occurred and has not been cured or waived, the trustee or the holders of at least 25% in principal amount of the outstanding senior debt securities of that series may declare the entire principal amount of the senior debt securities of that series to be due immediately.

      This situation is called an “acceleration of the maturity” of the senior debt securities. If the maturity of any senior debt securities of any series is accelerated, the holders of a majority in principal amount of the senior debt securities of that series affected by the acceleration may cancel the acceleration for all of those senior debt securities if the issuer has paid all amounts due with respect to those securities, other than amounts due because of the acceleration of the maturity, and all events of default, other than nonpayment of their accelerated principal, have been cured or waived.

      Subordinated Indentures. If an event of default on the subordinated debt securities of any series has occurred and has not been cured or waived, the trustee or the holders of at least 25% in principal amount of the outstanding subordinated debt securities of that series may declare the entire principal amount of that series of subordinated debt securities to be due immediately. This situation is called an acceleration of the maturity of those subordinated debt securities. If the maturity of any subordinated debt securities of any series is accelerated, the holders of at least a majority in principal amount of the subordinated debt securities of that series affected by the acceleration may cancel the acceleration for all the affected subordinated debt securities.

Trustee’s Indemnity

      If an event of default on any series of debt securities occurs, the trustee for those securities will have special duties. In that situation, the trustee will be obligated to use those of its rights and powers under the indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs.

      Except as described in the prior paragraph, the trustee is not required to take any action under any of the indentures at the request of any holders unless the holders of that series offer the trustee reasonable protection from expenses and liability. This is called an “indemnity”. If reasonable indemnity is provided, the holders of a majority in principal amount of all of the outstanding debt securities of that series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders of that series may also direct the trustee in performing any other action under the indenture with respect to the debt securities of that series.

      Before you can bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to your debt securities, the following must occur:

•	You must give the trustee written notice that an event of default has occurred, and the event of default must not have been cured or waived;

•	The holders of not less than 25% in principal amount of all debt securities of that series must make a written request that the trustee take action because of the default, and they or you must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action;

•	The trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity; and

•	During those 60 days, the holders of a majority in principal amount of the debt securities of that series must not have given the trustee directions that are inconsistent with the written request of the holders of not less than 25% in principal amount of the debt securities of that series.

      You are, however, entitled at any time to bring a lawsuit for the payment of money due on your debt security on or after its due date.

      Book-entry, street name and other indirect owners should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of the maturity.

Modification and Waiver

of the Indentures

      There are three types of changes we can make to the indentures and the debt securities.

Changes Requiring Your Approval

      First, there are changes that cannot be made without the approval of each holder of a debt security affected by the change. Here is a list of this type of change:

•	change the stated maturity for any principal or interest on a debt security;

•	reduce the principal amount, the amount of principal of an original issue discount security payable on acceleration of the maturity after a default, the interest rate or the redemption price of a debt security;

•	change the currency of any payment on a debt security;

•	change the place of payment on a debt security;

•	impair a holder’s right to sue for payment of any amount due on its debt security;

•	reduce the percentage in principal amount of the debt securities of any series of debt securities, the approval of whose holders is needed to change the indentures;

•	reduce the percentage in principal amount of the debt securities of any series, the consent of whose holders is needed to modify or amend the indenture or waive an issuer’s compliance with the indenture or to waive defaults;

•	modify the subordination provision of the subordinated indentures, unless the change would not adversely affect the interests of the holders of that series of debt securities; and

•	in the case of Popular North America, Inc.’s and Popular International Bank’s indentures, modify the terms and conditions of the guarantor’s obligations regarding the due and punctual payment of principal or any premium, interest, additional amounts we describe below under “— Taxation by the Commonwealth of Puerto Rico” or sinking fund payment.

Changes Not Requiring Approval

      The second type of change does not require any approval by holders of debt securities. This type is limited to clarifications and changes that would not adversely affect the interests of the holders of the debt securities in any material respect, nor do we need your consent to make changes that affect only other debt securities to be issued after the changes take effect.

      We may also make changes or obtain waivers that do not adversely affect a particular debt security, even if they affect other debt securities or series of debt securities. In those cases, we do not need to obtain the approval of the holder of that debt security; we need only obtain any required approvals from the holders of the affected debt securities or other debt securities.

Changes Requiring Majority Approval

      Any other changes to the indentures and the debt securities would require the following approval:

•	If the change affects only one series of debt securities, it must be approved by the holders of at least a majority in principal amount of that series.

•	If the change affects more than one series of debt securities, it must be approved by the holders of at least a majority in principal amount of each series of the particular issuer’s debt securities affected by the change.

In each case, the required approval must be given by written consent.

      The approval of at least a majority in principal amount of the debt securities of each affected series of an issuer would be required for the issuer to obtain a waiver of any of its covenants in the indentures. The covenants include the promises about merging and putting liens on the issuer’s interests, which we describe above under “— Mergers and Similar Transactions” and “— Restrictive Covenants”. If the required holders approve a waiver of a covenant, we will not have to comply with it. The holders, however, cannot approve a waiver of any provision in a particular debt security, or in the indenture as it affects that debt security, that we cannot change without the approval of the holder of that debt security as described above in “— Changes Requiring Your Approval”, unless that holder approves the waiver.

      Book-entry, street name and other indirect owners should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indentures or the debt securities or request a waiver.

Further Details Concerning Voting

      When taking a vote, we will use the following rules to decide how much principal amount to attribute to a debt security:

•	For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of those debt securities were accelerated to that date because of a default.

•	For debt securities whose principal amount is not known, for example, because it is based on an index, we will use a special rule for that debt security determined by our board of directors or described in the prospectus supplement.

•	For debt securities denominated in one or more foreign currencies or currency units, we will use the U.S. dollar equivalent.

      Debt securities will not be considered outstanding, and therefore will not be eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption.

      We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities that are entitled to vote or take other action under the indenture.

Taxation by the Commonwealth

of Puerto Rico

      We will not withhold or deduct any present or future taxes, duties, assessments or governmental charges that are imposed or levied by or on behalf of Puerto Rico or by or with any district, municipality or other political subdivision of Puerto Rico from payments to holders of the debt securities and all payments made under the guarantees unless the law requires us to withhold or deduct these taxes, duties, assessments or governmental charges.

      In the event that law requires the issuer to deduct or withhold any amounts in respect of taxes, duties, assessments or governmental charges, the issuer will pay these additional amounts of principal, premium and interest (after deduction of these taxes, duties, assessments or governmental charges) in the payment to the holders of the debt securities, of the amounts which we would otherwise have paid in respect to the debt securities in the absence of deductions or withholding, which we refer to as additional amounts, except that we will not pay any additional amounts:

•	to a holder of a debt security or an interest in or rights in a debt security where deduction or withholding is required because the holder has some connection with Puerto Rico or any political subdivision or taxing authority of Puerto Rico or any political subdivision other than the mere holding of and payment in respect of the debt security;

•	to a holder of a debt security when any deduction or withholding would not have been required but for the holder’s presentation for payment on a date more than 30 days after maturity or the date on which payment is duly provided for, whichever occurs later; or

•	to a holder when any deduction or withholding would not have been required but for the holder’s failure to comply with any certification, identification or other reporting requirements concerning the nationality, residence, identity or connection with Puerto Rico, or any political subdivision or taxing authority of Puerto Rico if law requires compliance as a precondition to exemption from deduction or withholding.

Special Terms Relating to the

Subordinated Debt Securities

      Unless otherwise indicated in the applicable prospectus supplement, the following provisions apply to the subordinated debt securities and Popular, Inc.’s guarantees of the subordinated debt securities of Popular International Bank, Inc. and Popular North America, Inc.

      The right of a holder of subordinated debt securities to payment from any distribution of an issuer’s assets resulting from any dissolution, winding up, liquidation, bankruptcy or reorganization of the issuer are subordinated to the prior right to payment in full of all of that issuer’s senior indebtedness (as defined below). The issuer’s obligation to make payments on the subordinated debt securities will not otherwise be affected. No payment on the issuer’s subordinated debt securities may be made during a default on any senior indebtedness of the issuer. Because the subordinated debt securities are subordinated in right of payment to any senior indebtedness of the issuer, in the event of a distribution of assets upon insolvency, some of the issuer’s creditors may recover more, ratably, than holders of subordinated debt securities of the issuer.

      In addition, any amounts of cash, property or securities available after satisfaction of the rights to payment of senior indebtedness will be applied first to pay for the full payment of the issuer’s other financial obligations (as defined below) before any payment will be made to holders of the subordinated debt securities. If the maturity of any subordinated debt securities is accelerated, all senior indebtedness of the issuer would have to be repaid before any payment could be made to holders of the issuer’s subordinated debt securities. Because of this subordination, if an issuer becomes insolvent, its creditors who are not holders of senior indebtedness or subordinated debt securities may recover ratably less than holders of its senior indebtedness and may recover ratably more than holders of its subordinated debt securities.

      “Senior indebtedness” of an issuer means an issuer’s indebtedness for money borrowed, except indebtedness that by its terms is not superior in right of payment to the subordinated debt securities.

      “Other financial obligations” of an issuer are defined in the subordinated indenture of that issuer to mean obligations of that issuer to make payment pursuant to the terms of financial instruments, such as:

•	securities contracts and foreign currency exchange contracts,

•	derivative instruments or

•	similar financial instruments.

      Other financial obligations shall not include:

•	obligations on account of an issuer’s senior indebtedness and

•	obligations on account of indebtedness for money borrowed ranking equally in their priority of claim to payment with or subordinate to the claim of subordinated debt securities.

      As of September 30, 2001, Popular, Inc. (on a consolidated basis) had $2.6 billion principal amount of senior indebtedness, which includes $759 million in senior indebtedness of Popular North America, Inc. that is guaranteed by Popular, Inc. and no senior indebtedness of Popular International Bank, Inc. and $7.1 billion of other financial obligations. Popular International Bank, Inc. had no senior indebtedness and had $4 million in other financial obligations, and Popular North America, Inc. had $918 million principal amount of senior indebtedness and $1.8 billion of other financial obligations.

Popular, Inc.’s Guarantee

      Popular, Inc. will guarantee punctual payment on the Popular International Bank, Inc. and Popular North America, Inc. senior debt securities, when and as payments are due and payable. Popular, Inc.’s guarantee is absolute and unconditional, without regard for any circumstance that might otherwise constitute a legal or equitable discharge of a surety or guarantor. A guarantee executed by Popular, Inc. will evidence the guarantee and will appear on each Popular International Bank, Inc. and Popular North America senior debt security. Holders of the Popular International Bank, Inc. and Popular North America senior debt securities may proceed directly against Popular, Inc. in the event of default under the Popular International Bank, Inc. and Popular North America senior debt securities without first proceeding against Popular International Bank, Inc. or Popular North America, Inc. The guarantees will rank equally in right of payment with all other unsecured and unsubordinated obligations of Popular, Inc.

      Popular, Inc. will guarantee the punctual payment of rights of payment under the Popular International Bank, Inc. and Popular North America subordinated debt securities on a subordinated basis and otherwise on the same terms as the Popular International Bank, Inc. and Popular North America senior debt securities.

Our Relationship with the Trustee

      Bank One, NA is the trustee under all of the indentures that have been signed, and we currently expect it will be the trustee under the indentures that have not been signed. In addition, it is the trustee for Popular North America, Inc.’s February 5, 1997 junior subordinated indenture.

      If an event of default (or an event that would be an event of default if the requirements for giving the issuer default notice or the default having to exist for a specific period of time were disregarded) occurs under any of the debt securities of an issuer, the trustee may be considered to have a conflicting interest in respect to the debt securities or one of the other indentures for purposes of the Trust Indenture Act of 1939. In that case the trustee may be required to resign under one or more indentures and we would be required to appoint a successor trustee. The trustee provides us with banking and other services in the normal course of business.

Description of Preferred Stock

This section summarizes the material terms that will apply generally to the preferred stock we may issue under this prospectus, which is referred to as the “preferred stock”.

      Each series of preferred stock will have financial and other terms specific to it, and the specific terms of each preferred stock will be described in a prospectus supplement attached to the front of this prospectus. Those terms may vary from the terms described here. As you read this section, therefore, please remember that the specific terms of your preferred stock as described in your prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. The statements we make in this section may not apply to your preferred stock.

      The description of the preferred stock that is set forth below and in any prospectus supplement is only a summary and is qualified by reference to the documents that govern each issuer’s preferred stock, which include:

      For Popular, Inc.:

•	Restated Certificate of Incorporation, as amended;

•	Certificates of Designation describing Popular, Inc.’s 8.35% Non-Cumulative Monthly Income Preferred Stock;

•	1994 Series A Preferred Stock;

•	Series A Participating Preferred Stock; and

•	Certificate of Designation relating to each series of Popular, Inc.’s preferred stock to which this prospectus relates.

      For Popular International Bank, Inc. and Popular North America, Inc. —

•	Certificate of Incorporation, as amended; and

•	Certificate of Designation relating to each series of preferred stock to which this prospectus relates.

      These documents will be filed as exhibits to the registration statement relating to the preferred stock at or prior to the time of issuance of preferred stock.

Authority to Issue Preferred Stock

      The Articles of Incorporation of Popular, Inc. authorizes its board of directors to issue without the approval of the stockholders up to 10,000,000 shares of authorized preferred stock with no par value. Popular, Inc. has designated and issued 4,000,000 shares of 8.35% Non-Cumulative Monthly Income Preferred Stock, 1994 Series A, has designated 1,400,000 shares of Series A Participating Cumulative Preferred Stock and has 4,600,000 shares of Preferred Stock available to issue.

      Popular International Bank, Inc.’s Certificate of Incorporation authorizes its board of directors to issue 25,000,000 shares of preferred stock with a par value of $25.00 per share. Popular North America, Inc.’s Certificate of Incorporation authorizes its board of directors to issue 1,000 shares of preferred stock with a par value of $.01 per share.

      As of the date of this prospectus, Popular International Bank, Inc. and Popular North America, Inc. had no shares of preferred stock outstanding; Popular, Inc. owned all of Popular International Bank, Inc.’s common stock; and Popular International Bank, Inc. owned all of Popular North America, Inc.’s common stock.

      Each issuer’s board of directors has the right to designate, for each series of preferred stock:

•	the title;

•	dividend rates;

•	special or relative rights in the event of a liquidation, distribution or sale of assets or dissolution or winding up;

•	provisions for a sinking fund;

•	provisions for redemption or purchase;

•	provisions for conversion;

•	voting rights;

•	the offering price or prices;

•	whether the preferred stock will be in certificated or book-entry form;

•	whether the preferred stock will be listed on a national securities exchange; and

•	any rights, preferences, privileges, limitations and restrictions which are not inconsistent with the provisions of Popular, Inc.’s Restated Certificate of Incorporation or Popular International Bank, Inc.’s or Popular North America, Inc.’s Certificate of Incorporation.

General Terms of the Preferred Stock

      Banco Popular’s Trust Division will be the transfer agent, dividend disbursing agent and registrar for the preferred stock unless otherwise specified in the applicable prospectus supplement. The issuers are holding companies, so their rights and the rights of holders of preferred stock to participate in the distribution of assets of any of their subsidiaries upon their liquidation or recapitalization separately or together will be subject to the prior claims of the subsidiary’s creditors and preferred stockholders, except to the extent the issuers may be creditors with recognized claims against the subsidiary or holders of preferred stock of the subsidiary.

      The preferred stock will be fully paid and non-assessable when issued and will provide holders with no rights to acquire securities, including preferred stock, that may be issued after you purchase preferred stock. The shares of any series of preferred stock may not trade at the liquidation preference for that series. With regard to payment of dividends, except for the cumulation of dividends, and rights on liquidation, dissolution or winding up of the issuer, the preferred stock will rank senior to the equity securities of the issuer expressly made junior to it and the issuers’ common stock, equally with other outstanding series of preferred stock expressly made equal to the preferred stock and junior to all equity securities expressly made senior to the preferred stock of the issuer. The term “equity securities” in a certificate of amendment will not include debt securities convertible into or exchangeable for equity securities.

Dividends and Distributions

      At their discretion, the board of directors of each issuer may declare cash dividends on the preferred stock of the issuer that are payable out of funds legally available for that purpose. The rate or formula to determine the rate used to calculate the dividends is set forth in the prospectus supplement for each series of preferred stock. The dividends may be cumulative or non-cumulative as provided in the applicable prospectus supplement and will be payable to the holders of record on the record dates fixed by the board of directors. The issuers’ ability to pay dividends is subject to policies of the Federal Reserve Board.

      No dividends may be declared or paid or funds set apart for the payment of dividends on any equity securities of an issuer with equal or lesser rights to the payment of dividends unless dividends are paid or set apart for such payment on the preferred stock of the issuer. If an issuer does not fully pay dividends on its preferred stock, holders of the preferred stock of that issuer will share dividends pro rata with equity securities of the issuer with equal rights to the payment of dividends.

Conversion

      The prospectus supplement for any series of preferred stock will state any terms on which shares of that series are convertible into shares of another series of preferred stock.

      We will reserve and keep available the full number of shares of the additional preferred stock deliverable upon the conversion of all outstanding shares of any convertible series of preferred stock. The issuer will keep these reserved shares of preferred stock free from preemptive rights.

      No fractional shares or scrip representing fractional shares of preferred stock will be issued on the conversion of any convertible preferred stock. At our election, each holder who would otherwise receive fractional shares will instead be entitled to receive a cash payment equal to either the current market price of the fractional interest or the proportionate interest in the net proceeds from the sale of shares of preferred stock representing the aggregate of such fractional shares.

Exchange

      If so determined by the board of directors of an issuer, the holders of preferred stock of any series may be obligated to exchange their shares for other preferred stock or debt securities. The terms of any exchange and any replacement preferred stock or debt securities will be described in the applicable prospectus supplement.

Redemption

      We may issue a series of preferred stock of which we can redeem all or part at any time upon terms and at the redemption prices set forth in the applicable prospectus supplement.

      If any issuer redeems part of a series of preferred stock, that issuer will determine which shares to redeem by lot or pro rata or by any other method determined to be equitable by each issuer’s board of directors.

      Unless we fail to pay the redemption price, dividends will cease to accrue on preferred stock called for redemption on or after a redemption date, and the holders’ rights will terminate, except for the right to receive the redemption price.

      Under current regulations, bank holding companies may not exercise any option to redeem shares of preferred stock included as Tier 1 capital, or exchange such preferred stock for debt securities, without the prior approval of the Federal Reserve Board. Ordinarily, the Federal Reserve Board would not permit such a redemption unless

•	the shares are redeemed with the proceeds of a sale by the bank holding company of common stock or perpetual preferred stock; or

•	the Federal Reserve Board determines that the bank holding company’s condition and circumstances warrant the reduction of a source of permanent capital.

Preferences in Liquidation

      In the event of any voluntary or involuntary liquidation, dissolution or winding up of an issuer, the holders of preferred stock of that issuer will have preference and priority over any class of equity securities that ranks junior to their preferred stock upon liquidation, dissolution or winding up. This priority will extend to payments in the amount set forth in the applicable prospectus supplement plus all accrued and unpaid dividends to the date of final distribution to the holders. These payments may be made from capital or surplus using the assets of the relevant issuer or proceeds from any liquidation. If these assets or proceeds are insufficient to satisfy fully all claims with an equal priority of payment, then the assets and proceeds will be distributed ratably among the holders of preferred stock of that issuer. If you own non-cumulative preferred stock, you will not be entitled to receive payment for unpaid dividends from prior dividend periods. After you are paid the full amount of the liquidation preference to which you are entitled, you will not be entitled to participate in any further distribution of assets of the issuer of your preferred stock.

Voting Rights

      The term “Banking Law” refers to a Puerto Rico law and the term “Office of the Commissioner” refers to the Puerto Rico Office of Financial Institutions, a regulator. The defini-

tions of these terms are incorporated in this subsection by reference to the Annual Report on Form 10-K of Popular, Inc. for the year ended December 31, 2000.

      Except as indicated in the applicable prospectus supplement or as expressly required by applicable law, you will have no voting rights.

      Under regulations adopted by the Federal Reserve Board, any series of preferred stock whose holders become entitled to vote for the election of directors may be deemed a “class of voting securities”. A holder of 25% or more of such series (or a holder of 5% if it otherwise exercises a “controlling influence” over the relevant issuer) may then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act. In addition, when a series is deemed a class of voting securities,

•	any other bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 5% or more of that series, and

•	any person other than a bank holding company may be required to file with the Federal Reserve Board under the Change in Bank Control Act to acquire or retain 10% or more of that series.

      Section 12 of the Banking Law requires prior approval of the Office of the Commissioner to obtain control of any bank organized under the Banking Law. The Banking Law requires that both parties involved in a transfer of voting and outstanding capital stock of any bank organized under the laws of Puerto Rico to any person or entity that will become directly or indirectly the owner after the transfer of more than 5% of the voting and outstanding capital stock of that bank shall inform the Office of the Commissioner of the proposed transfer at least 60 days prior to the date the transfer is to be effected. The Banking Law does not contain any provision allowing for the extension of such 60-day time period. The transfer requires the approval of the Office of the Commissioner if it results in a change of control of the bank. For the purposes of Section 12 of the Banking Law, the term “control” means the power to, directly or indirectly, direct or influence decisively the administration or the normal operation of the bank. The Department of the Treasury (predecessor to the Office of the Commissioner) made a determination that the foregoing provisions of the Banking Law are applicable to a change in control of Popular, Inc. in a letter dated April 9, 1985.

      Pursuant to Section 12(d) of the Banking Law, as soon as the Office of the Commissioner receives notice of a proposed transaction that may result in the control or in a change of control of a bank, the Office of the Commissioner shall have the duty to make the necessary investigations. The Office of the Commissioner shall issue authorization for the transfer of control of the bank if the results of his investigations are in his judgment satisfactory. The decision of the Office of the Commissioner is final and unreviewable.

Popular, Inc.’s Guarantee

      Popular, Inc. will fully and unconditionally guarantee the punctual payment of:

•	any accrued and unpaid dividends, whether or not declared, on any series of Popular International Bank, Inc. and Popular North America preferred stock;

•	the redemption price for any shares of Popular International Bank, Inc. and Popular North America preferred stock called or redeemed at the option of Popular International Bank, Inc. and Popular North America, Inc. or the holder;

•	the liquidation preference of Popular International Bank, Inc. and Popular North America preferred stock; and

•	any additional amounts with respect to a series of Popular International Bank, Inc. and Popular North America preferred stock.

      The guarantee of the Popular International Bank, Inc. and Popular North America preferred stock shall constitute an unsecured obligation of Popular, Inc. and will rank junior to all of its liabilities. The guarantee will rank senior to Popular, Inc.’s common stock. The guarantee’s rank relative to the preferred stock of Popular, Inc. will be specified in the applicable prospectus supplement.

Validity of Offered Securities

      Brunilda Santos de Alvarez, Esq., counsel to Popular, Inc., will pass upon the validity of the preferred stock of Popular, Inc. and Popular International Bank, Inc. for Popular, Inc. and Popular International Bank, Inc. The validity of the senior debt securities and subordinated debt securities of Popular, Inc. and Popular International Bank, Inc. and the guarantees by Popular, Inc. of the senior debt securities and subordinated debt securities of Popular International Bank, Inc. and Popular North America, Inc. will be passed upon for Popular, Inc. and Popular International Bank, Inc. by Brunilda Santos de Alvarez, Esq., as to matters of the laws of the Commonwealth of Puerto Rico and by Sullivan & Cromwell as to matters of New York law. Sullivan & Cromwell will pass upon the validity of the securities of Popular North America, Inc. The validity of the securities will be passed upon for any underwriters or agents by counsel named in the applicable prospectus supplement. Brunilda Santos de Alvarez, Esq. owns, directly or indirectly, 5,325 shares of common stock of Popular, Inc. pursuant to Popular, Inc.’s employee stock ownership plan and otherwise. The employee stock ownership plan is open to all employees of Popular, Inc.

Experts

      The financial statements incorporated in this prospectus by reference to Popular, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Plan of Distribution

Plan of Distribution for the Initial Offering and Sale of Securities

      We may sell securities:

•	to or through underwriting syndicates represented by managing underwriters;

•	through one or more underwriters without a syndicate for them to sell to the public; and

•	to investors directly or through agents.

      Any underwriter or agent involved in the sale of any series of the securities will be named in the applicable prospectus supplement.

      The prospectus supplement for each series of securities will describe:

•	the terms of the offering of these securities, including the name of the agent or the name or names of any underwriters;

•	the public offering or purchase price;

•	any discounts and commissions to be allowed or paid to the agent or underwriters and all other items constituting underwriting compensation;

•	any discounts and commissions to be allowed or paid to dealers; and

•	any exchanges on which the securities will be listed.

      Only the agents or underwriters named in a prospectus supplement are agents or underwriters in connection with the securities being offered by that prospectus supplement. Under certain circumstances, we may repurchase securities and reoffer them to the public as set forth above and arrange for repurchases and resales of the securities by dealers as described below.

      We may agree to indemnify the agents and the several underwriters against certain civil liabilities, including liabilities under the Securities Act or contribute to payments the agents or the underwriters may be required to make.

      All securities will be a new issue of securities with no established trading market. Any underwriters to whom securities are sold by us for public offering and sale may make a market in such securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. No one associated with any offering of securities can assure the liquidity of the trading market for any securities.

      The underwriters and their associates may be customers of, lenders to, engage in transactions with, and perform services for, Popular, Inc. or its subsidiaries in the ordinary course of business.

      Popular Securities, Inc. may participate as an agent or an underwriter in offerings of securities. Popular Securities is a wholly owned subsidiary of Popular, Inc. and a member of the NASD. Because of the relationship between Popular Securities and Popular, Inc., Popular North America, Inc. and Popular International Bank, Inc., offerings of securities in which Popular Securities participates will be conducted in accordance with NASD Rule 2720.

Plan of Distribution for Market-Making

Resales by Affiliates

      This prospectus may be used by the agents or underwriters named in the applicable prospectus supplement which are affiliates of the issuer in connection with offers and sales of the securities in market-making transactions. In a market-making transaction, the affiliated agents or underwriters may resell a security they acquire from other holders after the original offering and sale of the securities. Resales of this kind may occur in the open market or may be privately negotiated, at prices related to prevailing market prices at the time of resale or at negotiated prices. In these transactions, the affiliated agents or underwriters may act as principal or agent, including as agent for the counterparty in a transaction in which the agents or underwriters act as principal or as agent for both counterparties in a transaction in which the agents or underwriters do not act as principal. The agents or underwriters may receive compensation in the form of discounts and commissions, including from both counterparties in some cases. Other affiliates of Popular, Inc. may also engage in transactions of this kind and may use this prospectus for this purpose.

      Popular, Inc. does not expect to receive any proceeds from market-making transactions. Popular, Inc. does not expect that the agents or underwriters or any other affiliates that engage in these transactions will pay any proceeds from its making resales to Popular, Inc.

      A market-making transaction will have a settlement date later than the original issue date of the securities. Information about the trade and settlement dates, as well as the purchase price, for a market-making transaction will be provided to the purchaser in a separate confirmation of sale.

      The agents or underwriters do not expect the amount of the securities held as a result of market-making resales by accounts over which it exercises discretionary authority to exceed, at any time, five percent of the aggregate initial offering price of the securities.

Where You Can Find More Information

      We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC’s web site at http://www.sec.gov or at our web site at http://www.bancopopular.com. You may also read and copy any document we file by visiting the SEC’s public reference rooms. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. We filed a registration statement on Form S-3 with the SEC relating to the securities. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document, please be aware that the reference is only a summary and that you should refer to the exhibits that are part of the registration statement for a copy of the contract or other document.

Incorporation of Information We File with the SEC

      The SEC allows us to incorporate by reference the information we file with them, which means:

•	incorporated documents are considered part of the prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file with the SEC will automatically update and supersede this incorporated information.

      We incorporate by reference the documents listed below which Popular, Inc. filed with the SEC under the Securities Exchange Act:

1. The Annual Report on Form 10-K for the year ended December 31, 2000, provided, however, that the information referred to in Item 402(a)(8) of Regulation S-K promulgated by the SEC shall not be deemed to be specifically incorporated by reference in this prospectus.

2. The Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001.

3. The Current Reports on Form 8-K dated January 16, 2001, April 12, 2001, July 13, 2001 and October 10, 2001.

      We also incorporate by reference each of the following documents that Popular, Inc. will file with the SEC after the date of this prospectus until this offering is completed or after the date of the initial registration statement and before effectiveness of the registration statement:

•	reports filed under Sections 13(a) and (c) of the Exchange Act;

•	definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders’ meeting; and

•	any reports filed under Section 15(d) of the Exchange Act.

      You should rely only on information contained or incorporated by reference in this prospectus. We have not, and the agents and dealers have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the agents and dealers are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

      You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus only. Our business, financial condition and results of operations may have changed since that date.

      You may request a copy of any filings referred to above (excluding exhibits, other than exhibits that are specifically incorporated by reference in those filings), at no cost, by contacting us at the following address: Amilcar Jordán, Senior Vice President, Popular, Inc., P.O. Box 362708, San Juan, Puerto Rico 00936-2708. Telephone requests may be directed to (787) 765-9800. You may also access this information at our website at http://www.bancopopular.com.